As filed with the Securities and Exchange Commission on July 28, 2015

Registration Statement No. 333-205766

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CITIZENS FINANCIAL GROUP, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	6021	05-0412693
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Citizens Plaza

Providence, RI 02903

(401) 456-7000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Stephen T. Gannon

General Counsel and Chief Legal Officer

Citizens Financial Group, Inc.

One Citizens Plaza

Providence, RI 02903

(401) 456-7000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Nicholas A. Kronfeld Luigi L. De Ghenghi Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000	Leslie N. Silverman Derek M. Bush Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount Of Registration Fee(2)
% Subordinated Notes due 2025	$250,000,000	$29,050

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933. This amount represents the proposed maximum aggregate offering price of the securities registered hereunder to be sold by the Registrant.
(2)	Previously paid $11,620.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus (Subject to Completion)

Dated July 28, 2015

$250,000,000

    % Subordinated Notes due 2025

We are offering $250,000,000 aggregate principal amount of our     % subordinated notes due 2025 (the “notes”).

Interest on the notes will be payable semi-annually in arrears on January 30 and July 30 of each year, commencing on January 30, 2016. Prior to July 1, 2025, the notes may not be redeemed. At any time on or after July 1, 2025 (30 days prior to their maturity date), the notes may be redeemed, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

The notes will be our unsecured and subordinated obligations and will rank junior in right of payment to all of our existing and future indebtedness that is not by its terms subordinate to or equal in right of payment to the notes, equal in right of payment to all of our existing and future indebtedness that is issued on a pari passu basis and senior in right of payment to all of our existing and future indebtedness that is by its terms subordinate to the notes. None of our existing or future subsidiaries will guarantee our obligations under the notes, and the notes will be structurally subordinated to all existing and future liabilities of our existing and future subsidiaries.

We do not intend to apply for the listing of the notes on any securities exchange or for quotation of the notes on any automated dealer quotation system.

The notes are not deposits or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency.

Investing in the notes involves risk. Before buying any notes, you should consider the risks that we have described in “Risk Factors” beginning on page 11 of this prospectus and on page 26 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”) incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Notes
	Per Note		Total

Price to public(1)		%	$

Underwriting discounts and commissions		%	$

Proceeds to us(1)		%	$

(1)	Plus accrued interest, if any, from , 2015.

The underwriters expect to deliver the notes to purchasers in book-entry form only through The Depository Trust Company (“DTC” or “Depositary”), for the benefit of its participants, including Clearstream Banking, S.A. (“Clearstream”) and Euroclear Bank S.A./N.V. (“Euroclear”), on or about                     , 2015. See “Book-Entry; Delivery and Form.”

Global Coordinator and Joint Book-Running Manager

BofA Merrill Lynch

Joint Book-Running Managers

Citigroup	Credit Suisse

Mizuho Securities	RBS

Prospectus dated                     , 2015

In this prospectus, “we,” “us,” “our” and “CFG” refer to Citizens Financial Group, Inc. together with its consolidated subsidiaries, “CBNA” means Citizens Bank, N.A., “CBPA” means Citizens Bank of Pennsylvania, “our banking subsidiaries” means CBNA and CBPA, “RBS” means The Royal Bank of Scotland Group plc and the “RBS Group” means RBS together with its subsidiaries (other than CFG). Unless otherwise noted, when we refer to our “peers” or “peer regional banks,” we refer to BB&T, Comerica, Fifth Third Bancorp, KeyCorp, M&T Bank Corporation, The PNC Financial Services Group, Inc., Regions Financial, SunTrust Banks, Inc., and U.S. Bancorp. When we refer to our approximately 17,800 employees, we include the full-time equivalent of our approximately 17,130 full-time employees, 630 part-time employees, including employees on leave, and 580 positions filled by temporary employees.

Neither we nor the underwriters have authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell, and seeking offers to buy, the notes only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the notes. Our business, financial condition, results of operations and prospects may have changed since that date.

We have proprietary rights to trademarks, trade names and service marks appearing in this prospectus that are important to our business. This prospectus also contains additional trade names, trademarks and service marks belonging to the RBS Group. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. All trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners.

Within this prospectus, we reference certain industry and sector information and statistics. We have obtained this information and statistics from various independent third-party sources, including independent industry publications, reports by market research firms and other independent sources. Nothing in the data used or derived from third-party sources should be construed as advice. The SNL Financial LC, or SNL Financial, data included in this prospectus excludes all non-retail bank holding companies. The scope of “non-retail banks” is subject to the discretion of SNL Financial, but typically includes: industrial bank and non-depository trust charters, institutions with over 20% brokered deposits (of total deposits), institutions with over 20% credit card loans (of total loans), institutions deemed not to broadly participate in the banking services market and other non-retail competitor banks. Some data and other information are also based on our good faith estimates, which are derived from our review of internal surveys and independent sources. We believe these external sources and estimates are reliable, but have not independently verified them.

Percentage changes, per share amounts, and ratios presented in this prospectus are calculated using whole dollars.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in the notes. Therefore, you should read the entire prospectus carefully, including the section entitled “Risk Factors” in this prospectus and the documents incorporated by reference in this prospectus as well as the audited consolidated financial statements and unaudited interim consolidated financial statements and related notes included in the documents incorporated by reference in this prospectus, before making an investment decision to invest in the notes.

Company Overview

We were the 13th largest retail bank holding company in the United States as of March 31, 2015, according to SNL Financial, with total assets of $136.5 billion. Headquartered in Providence, Rhode Island, we deliver a broad range of retail and commercial banking products and services to individuals, small businesses, middle-market companies, large corporations and institutions. Our approximately 17,800 employees strive to meet the financial needs of customers and prospects through approximately 1,200 branches and approximately 3,200 automated teller machines operated in an 11-state footprint across the New England, Mid-Atlantic and Midwest regions and through our online, telephone and mobile banking platforms. We also maintain over 100 retail and commercial non-branch offices located both in our banking footprint and in eleven other states and the District of Columbia. As of March 31, 2015, our 11-state branch banking footprint contained approximately 30 million households and 3.1 million businesses according to SNL Financial, and approximately 75% of our loans were to customers located in our footprint. We conduct our banking operations through our two wholly-owned banking subsidiaries, Citizens Bank, N.A. and Citizens Bank of Pennsylvania.

As of March 31, 2015, we had loans and leases and loans held for sale of $94.9 billion, deposits of $99.0 billion and stockholders’ equity of $19.6 billion, and we generated revenues of $1.2 billion for the three months ended March 31, 2015. We operate our business through two operating segments: Consumer Banking and Commercial Banking. As of March 31, 2015, the contributions of Consumer Banking and Commercial Banking to the loans and leases and loans held for sale in our operating segments were approximately 55% and 45%, respectively.

Consumer Banking serves retail customers and small businesses with annual revenues of up to $25 million. Consumer Banking products and services include deposit products, mortgage and home equity lending, student loans, auto financing, credit cards, business loans and wealth management and investment services. Commercial Banking primarily targets companies and institutions with annual revenues of $25 million to $2.5 billion and strives to be the lead bank for its clients. Commercial Banking offers a full range of wholesale banking products and services, including lending and deposits, capital markets, treasury services, foreign exchange and interest hedging, leasing and asset finance, specialty finance and trade finance.

The following table presents certain financial information for our segments as of and for the three months ended March 31, 2015 and as of and for the year ended December 31, 2014:

	As of and for the Three Months Ended March 31, 2015				As of and for the Year Ended December 31, 2014
	Consumer Banking	Commercial Banking	Other(1)	Consolidated	Consumer Banking	Commercial Banking	Other(1)	Consolidated
	(dollars in millions)
Total loans and leases and loans held for sale (average)	$50,260	$40,241	$3,784	$94,285	$47,745	$37,683	$4,316	$89,744
Total deposits and deposits held for sale (average)	67,518	21,932	6,195	95,645	68,214	19,838	4,513	92,565
Net interest income	533	276	27	836	2,151	1,073	77	3,301
Noninterest income	219	100	28	347	899	429	350	1,678

Total revenue	$752	$376	$55	$1,183	$3,050	$1,502	$427	$4,979
Net income	$61	$147	$1	$209	$182	$561	$122	$865

(1)	Includes the financial impact of non-core, liquidating loan portfolios and other non-core assets and liabilities, our treasury activities, wholesale funding activities, securities portfolio, community development assets and other unallocated assets, liabilities, equity, revenues, provision for credit losses and expenses not attributed to the Consumer Banking or Commercial Banking segments. For a description of non-core assets, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Analysis of Financial Condition” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”) and Quarterly Report on Form 10-Q for the three months ended March 31, 2015 (the “Q1 2015 Form 10-Q”), each incorporated by reference in this prospectus.

Repurchase Transaction

We have agreed to repurchase approximately $250 million of our common stock directly from the RBS Group at a purchase price per share equal to the price per share of common stock to the public sold by the selling stockholder in a registered offering of our common stock (the “Repurchase Transaction”). The completion of the Repurchase Transaction will be subject to various conditions, including the completion of this offering and the common stock offering by the selling stockholder.

Recent Developments (Preliminary and Unaudited)

On July 21, 2015, we announced our preliminary financial results for the quarter ended June 30, 2015. Such financial results were included in our Current Report on Form 8-K filed with the SEC on July 28, 2015 (“Q2 Form 8-K”) and are incorporated by reference in this prospectus. The financial results included in the Q2 Form 8-K are preliminary and may change as a result of the completion of our financial closing procedures or any adjustments that may result from the completion of the review of our consolidated financial statements. Accordingly, these unaudited results may materially differ from the actual results that will be reflected in our consolidated financial statements for the quarter ended June 30, 2015, when they are completed and publicly filed with the SEC on our Quarterly Report for the quarter ended June 30, 2015. The Q2 Form 8-K should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical consolidated financial statements and the notes thereto in our 2014 Form 10-K and our Q1 2015 Form 10-Q each incorporated by reference in this prospectus.

In connection with our preliminary results, we highlighted that:

•	We continue to execute broadly well against our key strategic initiatives. This has resulted in positive operating leverage, excluding restructuring charges and special items, which is delivering improved financial performance.

•	We have developed a series of new revenue and efficiency initiatives intended primarily to offset a slower build on select fee-based businesses, and the effect of net interest margin pressure.

•	The current forward Fed Funds curve creates a revenue gap in 2016 given our asset-sensitive balance sheet. As a result, achievement of our target of a 10% return on average tangible common equity (“ROTCE”) run rate by the end of 2016 is likely pushed out.

Other Information

We are subject to the supervision and regulation of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”). Our principal executive offices are located at One Citizens Plaza in Providence, Rhode Island, and our telephone number is (401) 456-7000.

THE OFFERING

Issuer	Citizens Financial Group, Inc.

Notes offered by CFG	$250,000,000 aggregate principal amount of subordinated notes due 2025.

Maturity date	July 30, 2025.

Interest rate	Interest on the notes will accrue at a rate of % per year.

Interest payment dates	Interest on the notes will be payable semi-annually in arrears on January 30 and July 30 of each year, commencing on January 30, 2016.

Ranking and subordination	The notes will be our unsecured and subordinated obligations and will rank (i) junior in right of payment to all of our existing and future indebtedness that is not by its terms subordinate or equal in right of payment to the notes, (ii) equal in right of payment to all of our existing and future indebtedness that is issued on a pari passu basis and (iii) senior in right of payment to all of our existing and future indebtedness that is by its terms subordinate to the notes. See “Description of the Notes—Subordination to Senior Indebtedness.” None of our existing or future subsidiaries will guarantee our obligations under the notes, and the notes will be structurally subordinated to all existing and future liabilities of our existing and future subsidiaries. As of March 31, 2015, CFG had $69 million of indebtedness outstanding that would have ranked senior in right of payment to the notes, $2.4 billion of indebtedness outstanding that would have ranked equal in right of payment with the notes, and our subsidiaries had an aggregate of $14.9 billion of liabilities (excluding deposits and deferred taxes) to which the notes would have been structurally subordinated.

Repurchase at option of holders	The notes are not redeemable at the option of the holders at any time.

Optional redemption	Prior to July 1, 2025, the notes may not be redeemed. At any time on or after July 1, 2025 (30 days prior to their maturity date), the notes may be redeemed, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Further issuances

We may from time to time, without notice to or the consent of the registered holders of the notes, issue further notes ranking pari passu with the notes issued in this offering and with identical terms in all respects (or in all respects except for the offering price, the payment of interest accruing prior to the issue date of such further notes or the first payment of interest following the issue date of such further notes) and provide that such further notes may be consolidated and form a single series with the notes issued in this offering. Any further notes issued as part of a single series with the notes issued in this offering will have a separate CUSIP number unless such further notes are fungible with the notes issued in this offering for tax and securities law purposes.

Use of proceeds	The net proceeds to us from the sale of the $250,000,000 aggregate principal amount of the notes offered by us, after deduction of the discount and estimated offering expenses payable by us, are anticipated to be approximately $ . We intend to use the net proceeds received by us for the Repurchase Transaction. See “—Repurchase Transaction” and “Use of Proceeds.”

Trustee	The Bank of New York Mellon

Governing law	New York

Form and denominations	The notes will be issued in registered form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The notes will be evidenced by one or more global securities deposited with or on behalf of DTC and registered in the name of Cede & Co. as DTC’s nominee.

No listing	We do not intend to apply for the listing of the notes on any securities exchange or for the quotation of the notes on any automated dealer quotation system.

Conflict of Interest	Because RBS Securities Inc., an underwriter for this offering, is our affiliate and an affiliate of The Royal Bank of Scotland Group plc (which will receive at least 5% of the proceeds of this offering), a conflict of interest under Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121 is deemed to exist. Accordingly, this offering will be conducted in accordance with that rule. See “Underwriting—Conflict of Interest.”

CUSIP / ISIN

Risk factors	Investing in the notes involves risks. You should consider carefully all of the information in this prospectus and any applicable final term sheet. In particular, you should consider carefully the specific risk factors described in “Risk Factors” beginning on page 11 of this prospectus and on page 26 of our 2014 Form 10-K incorporated by reference herein before purchasing any notes.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

We derived the summary consolidated operating data for the years ended December 31, 2014, 2013 and 2012 and the summary consolidated balance sheet data as of December 31, 2014 and 2013 from our audited consolidated financial statements incorporated by reference in this prospectus. We derived the summary consolidated balance sheet data as of December 31, 2012 from our audited consolidated financial statements, which are not included or incorporated by reference in this prospectus. We derived the summary consolidated operating data for the three months ended March 31, 2015 and 2014 and the summary consolidated balance sheet data as of March 31, 2015 from our unaudited interim consolidated financial statements incorporated by reference in this prospectus. We have prepared our unaudited interim consolidated financial statements on the same basis as our audited consolidated financial statements and, in our opinion, have included all adjustments, which include only normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for the full year or any other period. Additionally, our historical results are not necessarily indicative of the results expected for any future period.

You should read the following summary consolidated financial data in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical consolidated financial statements and the notes thereto in our 2014 Form 10-K and our Q1 2015 Form 10-Q each incorporated by reference in this prospectus.

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2015	2014	2014	2013	2012
	(dollars in millions, except per share amounts)
Operating Data:
Net interest income	$836	$808	$3,301	$3,058	$3,227
Noninterest income	347	358	1,678	1,632	1,667

Total revenue	1,183	1,166	4,979	4,690	4,894
Provision for credit losses	58	121	319	479	413
Noninterest expense	810	810	3,392	7,679	3,457
Noninterest expense, excluding goodwill impairment(1)	810	810	3,392	3,244	3,457
Income (loss) before income tax expense (benefit)	315	235	1,268	(3,468)	1,024
Income tax expense (benefit)	106	69	403	(42)	381
Net income (loss)	209	166	865	(3,426)	643
Net income, excluding goodwill impairment(1)	209	166	865	654	643
Net income (loss) per average common share—basic(2)	0.38	0.30	1.55	(6.12)	1.15
Net income (loss) per average common share—diluted(2)	0.38	0.30	1.55	(6.12)	1.15
Net income per average common share—basic, excluding goodwill impairment(1)(2)	0.38	0.30	1.55	1.17	1.15
Net income per average common share—diluted, excluding goodwill impairment(1)(2)	0.38	0.30	1.55	1.17	1.15

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2015	2014	2014	2013	2012
	(dollars in millions, except per share amounts)
Other Operating Data:
Return on average common equity(3)(6)	4.36%	3.48%	4.46%	(15.69)%	2.69%
Return on average common equity, excluding goodwill impairment(1)(6)	4.36	3.48	4.46	3.00	2.69
Return on average tangible common equity(1)(6)	6.53	5.24	6.71	(25.91)	4.86
Return on average tangible common equity, excluding goodwill impairment(1)(6)	6.53	5.24	6.71	4.95	4.86
Return on average total assets(4)(6)	0.63	0.54	0.68	(2.83)	0.50
Return on average total assets, excluding goodwill impairment(1)(6)	0.63	0.54	0.68	0.54	0.50
Return on average total tangible assets(1)(6)	0.67	0.57	0.71	(3.05)	0.55
Return on average total tangible assets, excluding goodwill impairment(1)(6)	0.67	0.57	0.71	0.58	0.55
Efficiency ratio(1)	68.49	69.43	68.12	163.73	70.64
Efficiency ratio, excluding goodwill impairment(1)	68.49	69.43	68.12	69.17	70.64
Net interest margin(5)(6)	2.77	2.89	2.83	2.85	2.89

	As of March 31, 2015	As of December 31,
		2014	2013	2012
	(dollars in millions)
Balance Sheet Data:
Total assets	$136,535	$132,857	$122,154	$127,053
Loans and leases(7)	94,494	93,410	85,859	87,248
Allowance for loan and lease losses	1,202	1,195	1,221	1,255
Total securities	25,086	24,676	21,245	19,417
Goodwill	6,876	6,876	6,876	11,311
Total liabilities	116,971	113,589	102,958	102,924
Deposits(8)	98,990	95,707	86,903	95,148
Federal funds purchased and securities sold under agreements to repurchase	4,421	4,276	4,791	3,601
Other short-term borrowed funds	7,004	6,253	2,251	501
Long-term borrowed funds	3,904	4,642	1,405	694
Total stockholders’ equity	19,564	19,268	19,196	24,129

Other Balance Sheet Data:
Asset Quality Ratios:
Allowance for loan and lease losses as a % of total loans and leases	1.27%	1.28%	1.42%	1.44%
Allowance for loan and lease losses as a % of nonperforming loans and leases	106	109	86	67
Nonperforming loans and leases as a % of total loans and leases	1.20	1.18	1.65	2.14
Capital ratios:(9)
CET 1 capital ratio(10)	12.2	12.4	13.5	13.9
Tier 1 capital ratio(11)	12.2	12.4	13.5	14.2
Total capital ratio(12)	15.5	15.8	16.1	15.8
Tier 1 leverage ratio(13)	10.5	10.6	11.6	12.1

(1)	These measures are non-GAAP financial measures. Please see “Non-GAAP Financial Measures” below for more information on the computation of these non-GAAP financial measures.

(2)	EPS information reflects a 165,582-for-1 forward stock split effective on August 22, 2014.

(3)	“Return on average common equity” is defined as net income (loss) divided by average common equity.

(4)	“Return on average total assets” is defined as net income (loss) divided by average total assets.

(5)	“Net interest margin” is defined as net interest income divided by average total interest-earning assets.

(6)	Operating ratios for the periods ended March 31, 2015 and 2014 are presented on an annualized basis.

(7)	Excludes loans held for sale of $376 million, $281 million, $1.3 billion and $646 million as of March 31, 2015 and December 31, 2014, 2013 and 2012, respectively.

(8)	Excludes deposits held for sale of $5.3 billion as of December 31, 2013.

(9)	Basel III transitional rules for institutions applying the standardized approach to calculating risk-weighted assets became effective January 1, 2015. The capital ratios and associated components as of March 31, 2015 are prepared using the Basel III standardized transitional approach. The capital ratios and associated components for periods December 31, 2014 and prior are prepared under the Basel I general risk-based capital rule.

(10)	Common equity Tier 1 capital (CET1) under Basel III replaced the concept of Tier 1 common capital that existed under Basel I effective January 1, 2015. “Common equity Tier 1 capital ratio” as of March 31, 2015 represents CET1 divided by total risk-weighted assets as defined under Basel III standardized approach. The “Tier 1 common capital ratio” reported prior to January 1, 2015, represented Tier 1 common equity divided by total risk-weighted assets as defined under and Basel I general risk-based capital rule.

(11)	“Tier 1 capital ratio” is Tier 1 capital, which includes CET1 capital plus non-cumulative perpetual preferred equity that qualifies as additional Tier 1 capital, divided by total risk-weighted assets as defined under Basel III standardized approach.

(12)	“Total capital ratio” is total capital divided by total risk-weighted assets as defined under Basel III standardized approach.

(13)	“Tier 1 leverage ratio” is Tier 1 capital divided by quarterly average total assets as defined under Basel III standardized approach.

Non-GAAP Financial Measures

Certain of the above financial measures, including return on average tangible common equity, return on average total tangible assets and the efficiency ratio are not recognized under accounting principles generally accepted in the United States (“GAAP”). We also present noninterest expense, net income (loss), return on average total tangible assets, return on average tangible common equity, return on average common equity, return on average total assets, efficiency ratio and net income per average common share (basic and diluted) excluding the 2013 $4.4 billion pre-tax ($4.1 billion after-tax) goodwill impairment charge. We believe these non-GAAP measures provide useful information to investors because these are among the measures used by our management team to evaluate our operating performance and make day-to-day operating decisions. In addition, we believe goodwill impairment, restructuring charges and special items in any period do not reflect the operational performance of the business in that period, and, accordingly, it is useful to consider these line items with and without goodwill impairment, restructuring charges and special items. We believe this presentation also increases comparability of period-to-period results.

We also consider pro forma capital ratios defined by banking regulators but not effective at each period end to be non-GAAP financial measures. Since analysts and banking regulators may assess our capital adequacy using these pro forma ratios, we believe they are useful to provide investors the ability to assess our capital adequacy on the same basis. Other companies may use similarly titled non-GAAP financial measures that are calculated differently from the way we calculate such measures. Accordingly, our non-GAAP financial measures may not be comparable to similar measures used by other companies. We caution investors not to place undue reliance on such non-GAAP measures, but instead to consider them with the most directly comparable GAAP measure. Non-GAAP measures have limitations as analytical tools, and should not be considered in isolation, or as a substitute for our results reported under GAAP.

The following table reconciles non-GAAP financial measures to GAAP:

		As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
	Ref	2015	2014	2014	2013	2012
		(dollars in millions, except per share amounts)
Noninterest expense, excluding goodwill impairment:
Noninterest expense (GAAP)	A	$810	$810	$3,392	$7,679	$3,457
Less: Goodwill impairment (GAAP)		—	—	—	4,435	—

Noninterest expense, excluding goodwill impairment (non-GAAP)	B	$810	$810	$3,392	$3,244	$3,457

Net income (loss), excluding goodwill impairment:
Net income (loss) (GAAP)	C	$209	$166	$865	$(3,426)	$643
Add: Goodwill impairment, net of income tax benefit (GAAP)		—	—	—	4,080	—

Net income, excluding goodwill impairment (non-GAAP)	D	$209	$166	$865	$654	$643

Return on average common equity, excluding goodwill impairment:
Average common equity (GAAP)	E	$19,407	$19,370	$19,399	$21,834	$23,938
Return on average common equity, excluding goodwill impairment (non-GAAP)(1)	D/E	4.36%	3.48%	4.46%	3.00%	2.69%
Return on average tangible common equity, excluding goodwill impairment:
Average common equity (GAAP)	E	$19,407	$19,370	$19,399	$21,834	$23,938
Less: Average goodwill (GAAP)		6,876	6,876	6,876	9,063	11,311
Less: Average other intangibles (GAAP)		5	7	7	9	12
Add: Average deferred tax liabilities related to goodwill (GAAP)		422	351	377	459	617

Average tangible common equity (non-GAAP)	F	$12,948	$12,838	$12,893	$13,221	$13,232

Return on average tangible common equity (non-GAAP)(1)	C/F	6.53%	5.24%	6.71%	(25.91%)	4.86%
Return on average tangible common equity, excluding goodwill impairment (non-GAAP)(1)	D/F	6.53%	5.24%	6.71%	4.95%	4.86%
Return on average total assets, excluding goodwill impairment:
Average total assets (GAAP)	G	$133,325	$123,904	$127,624	$120,866	$127,666
Return on average total assets, excluding goodwill impairment (non-GAAP)(1)	D/G	0.63%	0.54%	0.68%	0.54%	0.50%
Return on average total tangible assets, excluding goodwill impairment:
Average total assets (GAAP)	G	$133,325	$123,904	$127,624	$120,866	$127,666
Less: Average goodwill (GAAP)		6,876	6,876	6,876	9,063	11,311
Less: Average other intangibles (GAAP)		5	7	7	9	12
Add: Average deferred tax liabilities related to goodwill (GAAP)		422	351	377	459	617

Average tangible assets (non-GAAP)	H	$126,866	$117,372	$121,118	$112,253	$116,960

Return on average total tangible assets (non-GAAP)(1)	C/H	0.67%	0.57%	0.71%	(3.05%)	0.55%
Return on average total tangible assets, excluding goodwill impairment (non-GAAP)(1)	D/H	0.67%	0.57%	0.71%	0.58%	0.55%

		As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
	Ref	2015	2014	2014	2013	2012
		(dollars in millions, except per share amounts)
Efficiency ratio, excluding goodwill impairment:
Net interest income (GAAP)		$836	$808	$3,301	$3,058	$3,227
Noninterest income (GAAP)		347	358	1,678	1,632	1,667

Total revenue (GAAP)	I	$1,183	$1,166	$4,979	$4,690	$4,894

Efficiency ratio (non-GAAP)	A/I	68.49%	69.43%	68.12%	163.73%	70.64%
Efficiency ratio, excluding goodwill impairment (non-GAAP)	B/I	68.49%	69.43%	68.12%	69.17%	70.64%
Net income per average common share-basic and diluted, excluding goodwill impairment:
Average common shares outstanding—basic (GAAP)	J	546,291,363	559,998,324	556,674,146	559,998,324	559,998,324
Average common shares outstanding—diluted (GAAP)	K	549,798,717	559,998,324	557,724,936	559,998,324	559,998,324
Net income (loss) applicable to common stockholders (GAAP)	L	$209	$166	$865	$(3,426)	$643
Add: Goodwill impairment, net of income tax benefit (GAAP)		—	—	—	4,080	—

Net income applicable to common stockholders, excluding goodwill impairment (non-GAAP)	M	$209	$166	$865	$654	$643

Net income per average common share-basic, excluding goodwill impairment (non-GAAP)	M/J	$0.38	$0.30	$1.55	$1.17	$1.15
Net income per average common share-diluted, excluding goodwill impairment (non-GAAP)	M/K	$0.38	$0.30	$1.55	$1.17	$1.15

		As of March 31, 2015
	Ref.
(dollars in millions)
Pro forma Basel III fully phased-in common equity Tier 1 capital ratio:(2)
Common equity tier 1 (regulatory)		$13,360
Less: Change in DTA and other threshold deductions (GAAP)		(3)

Pro forma Basel III phased-in common equity Tier 1 (non-GAAP)	N	$13,357
Risk-weighted assets (regulatory)		$109,786
Add: Net change in credit and other risk-weighted assets (regulatory)		242

Basel III standardized approach risk-weighted assets (non-GAAP)	O	$110,028

Pro forma Basel III fully phased-in common equity Tier 1 capital ratio (non-GAAP)(2)	N/O	12.1%

(1)	Ratios for the three months ended March 31, 2015 and 2014 are presented on an annualized basis.

(2)	Restricted core capital elements include other intangibles, intangible mortgage servicing assets, and disallowed mortgage servicing assets.

RISK FACTORS

An investment in the notes is subject to risks. You should carefully review the following risk factors and other information included or incorporated by reference in this prospectus before deciding whether this investment is suited to your particular circumstances. We are also subject to a number of risks potentially impacting our business, financial condition, results of operations and cash flows. As a financial services organization, certain elements of risk are inherent in our transactions and operations and are present in the business decisions we make. We, therefore, encounter risk as part of the normal course of our business and we design risk management processes to help manage these risks. Our success is dependent on our ability to identify, understand and manage the risks presented by our business activities so that we can appropriately balance revenue generation and profitability. These risks include, but are not limited to, credit risk, market risks, liquidity risks, operational risks, model risks, technology, regulatory and legal risks and strategic and reputational risks. We discuss our principal risk management processes and, in appropriate places, related historical performance in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Governance” section in our Q1 2015 Form 10-Q incorporated by reference herein.

You should carefully consider the following risk factors that may affect our business, financial condition and results of operations, as well as the other information set forth and incorporated by reference in this prospectus before making a decision to invest in the notes. If any of the following risks actually occur, our business, financial condition or results of operations would likely be materially adversely affected. The following risks are not the only risks we face. Additional risks that are not presently known or that we presently deem to be immaterial also could have a material adverse effect on our financial condition, results of operations and business.

Risks Related to Our Business

We may not be able to successfully execute our strategic plan or achieve our performance targets.

Our strategic plan, which we began to implement in the second half of 2013, involves four principal elements: (a) increasing revenue in both Consumer Banking and Commercial Banking; (b) enhancing cost reduction efforts across the company; (c) leveraging capital actions aimed at better aligning our capital structure with those of regional bank peers; and (d) the beneficial impact of a rising interest rate environment on our asset-sensitive balance sheet. Our future success and the value of our stock will depend, in part, on our ability to effectively implement our strategic plan. There are risks and uncertainties, many of which are not within our control, associated with each element of our plan discussed further below.

In addition, certain of our key initiatives require regulatory approval, which may not be obtained on a timely basis, if at all. Moreover, even if we do obtain required regulatory approval, it may be conditioned on certain organizational changes, such as those discussed below, that could reduce the profitability of those initiatives.

Revenue Generation Component of Strategic Plan, Assumptions and Associated Risks. Our plans to increase revenue involve reallocating resources toward businesses that will further increase and diversify our revenue base, including by prudently growing higher-return earning assets, identifying and capitalizing on more fee income opportunities and selectively expanding our balance sheet through increased loan origination volume principally in mortgage, small business and auto. Our revenue growth plans are based on a number of assumptions, many of which involve factors that are outside our control. Our key assumptions include:

•	that we will be able to attract and retain the requisite number of skilled and qualified personnel required to increase our loan origination volume in mortgage, business banking, auto, wealth,

mid-corporate and specialty verticals. The marketplace for skilled personnel is competitive, which means hiring, training and retaining skilled personnel is costly and challenging and we may not be able to increase the number of our loan professionals sufficiently to achieve our loan origination targets successfully;

•	that we will be able to grow higher-return earning assets with acceptable risk performance and increase fee income in part by means of increased management discipline, industry focus, expansion of target markets, focus on higher-return yielding assets and increased origination efforts;

•	that we will be able to successfully identify and purchase high-quality interest-earning assets that perform over time in accordance with our projected models;

•	that we will be able to fund asset growth by growing deposits with our cost of funds increasing at a rate consistent with our expectations;

•	that our expansion into specialized industries, as well as our efforts to expand nationally in the mid-corporate space, will not materially alter our risk profile from existing business operations in ways that our existing risk models cannot effectively or accurately model;

•	that there will be no material change in competitive dynamics, including as a result of our seeking to increase market share and enter into new markets (as discussed below, we operate in a highly competitive industry and any change in our ability to retain deposits or attract new customers in line with our current expectations would adversely affect our ability to grow our revenue);

•	that the foot traffic in our branches, on which certain sales and marketing efforts are focused, does not significantly decrease more than expected as a result of technological advances; and

•	that software we have recently licensed and implemented throughout our business, including an automated loan origination platform, will function consistent with our expectations.

If one or more of our assumptions prove incorrect, we may not be able to successfully execute our strategic plan, we may never achieve our indicative performance targets and any shortfall may be material.

Cost Savings and Efficiency Component of Strategic Plan and Associated Risks. In order for us to execute our strategic plan successfully, we must continue to pursue a number of cost reduction and efficiency improvement initiatives, including streamlining processes, reducing redundancy and improving cost structures, which we believe will allow us to reduce overall expenses. There may be unanticipated difficulties in implementing our efficiency initiatives, and while we achieved our targeted cost savings for 2014, there can be no assurance that we will fully realize our target expense reductions, or be able to sustain any annual cost savings achieved by our efficiency initiative. Reducing costs may prove difficult in light of our efforts to continue to establish and maintain our stand-alone operational and infrastructural capabilities as a banking institution fully separate from the RBS Group, including our rebranding efforts associated with our separation from the RBS Group. Reducing our structural costs also may be difficult as a result of our efforts to continue to invest in technology and people in order to make further organizational improvements in risk management and various other policies and procedures in order to comply with increased guidance and new regulations and requirements imposed by our regulators. In addition, any significant unanticipated or unusual charges, provisions or impairments, including as a result of any ongoing legal and regulatory proceedings or industry regulatory changes, would adversely affect our ability to reduce our cost structure in any particular period. If we are unable to reduce our cost structure as we anticipate, we may not be able to successfully execute our strategic plan, we may never achieve our indicative performance targets and any shortfall may be material.

Reduction of Our Common Equity Tier 1 Ratio. Our strategic plan requires us to complete capital initiatives that would result in a lower overall Basel III common equity Tier 1 (“CET1”) ratio. Because our capital structure is subject to extensive regulatory scrutiny, including under the Federal Reserve Board’s CCAR process, and because CET1 is used in calculating risk-based capital ratios, we may not be able to consummate the capital initiatives required to bring our CET1 ratio in line with our expectations. This could prevent us from achieving our ROTCE targets. For more information about risks relating to our ability to obtain the requisite approval from the Federal Reserve Board, see “—Supervisory requirements and expectations on us as a financial holding company and a bank holding company, our need to make improvements and devote resources to various aspects of our controls, processes, policies and procedures, and any regulator-imposed limits on our activities, could limit our ability to implement our strategic plan, expand our business, improve our financial performance and make capital distributions to our stockholders.”

Rising Interest Rate Environment. Our earnings are dependent to a large extent on our net interest income, which is interest income and fees earned on loans and investments, less interest paid on deposits and other borrowings. Net interest income growth has been challenged by the relatively persistent low interest rate environment, which continued through 2014 and is continuing into 2015. Our strategic plan includes assumptions about rising interest rates in the coming periods. However, interest rates are highly sensitive to numerous factors which are beyond the control of our management, and they have not, in recent periods, increased in line with our expectations. If the current low interest rate environment were to continue or if interest rates do not rise as much or as quickly as we expect, then we may not be able to achieve our ROTCE or other targets. For further information about our interest rate sensitivity, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Governance” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Market Risk” in our Q1 2015 Form 10-Q incorporated by reference in this prospectus.

In addition to the four principal elements of our strategic plan, we also anticipate that our ROTCE will be affected by a number of additional factors. We anticipate a benefit to our ROTCE from runoff of our non-core portfolio and existing pay-fixed interest rate swaps, which we expect will be offset by the negative impact on our ROTCE of some deterioration in the credit environment as they return to historical levels and a decline in gains on investments in securities. We do not control many aspects of these factors (or others) and actual results could differ from our expectations materially, which could impair our ability to achieve our strategic ROTCE goals.

Supervisory requirements and expectations on us as a financial holding company and a bank holding company, our need to make improvements and devote resources to various aspects of our controls, processes, policies and procedures, and any regulator-imposed limits on our activities, could limit our ability to implement our strategic plan, expand our business, improve our financial performance and make capital distributions to our stockholders.

As a result of and in addition to new legislation aimed at regulatory reform, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), and the increased capital and liquidity requirements introduced by the U.S. implementation of the Basel III framework (the capital components of which have become effective), the federal banking agencies (the Federal Reserve Board, the Office of the Comptroller of the Currency (the “OCC”) and the FDIC), as well as the Consumer Financial Protection Bureau (the “CFPB”), generally are taking a more stringent approach to supervising and regulating financial institutions and financial products and services over which they exercise their respective supervisory authorities. We, our two banking subsidiaries and our products and services are all subject to greater supervisory scrutiny and enhanced supervisory requirements and expectations and face significant challenges in meeting them. We expect to continue to face greater supervisory scrutiny and enhanced supervisory requirements in the foreseeable future.

Our two banking subsidiaries are currently subject to consent orders issued by the OCC and the FDIC in connection with their findings of deceptive marketing and implementation of some of our checking account and funds transfer products and services. Among other things, the consent orders require us to remedy deficiencies and develop stronger compliance controls, policies and procedures. We have made progress and continue to make progress in addressing these requirements, but the consent orders remain in place and we are unable to predict when they may be terminated. CBNA is also making improvements to its compliance management systems, fair lending compliance, risk management, deposit reconciliation practices, add-on product practices and overdraft fees in order to address deficiencies in those areas. CBPA is making improvements to address deficiencies in its deposit reconciliation practices, overdraft fees, add-on product practices, third-party payment processor activities, oversight of third-party service providers, compliance program, policies, procedures and training, information security, consumer complaints process and anti-money laundering controls. These efforts require us to make investments in additional resources and systems and also require a significant commitment of managerial time and attention.

In March 2014, the OCC communicated its determination that CBNA does not meet the condition—namely, that CBNA must be both well capitalized and well managed, as those terms are defined in applicable regulations, based on certain minimum capital ratios and supervisory ratings, respectively—necessary to own a financial subsidiary. A financial subsidiary is permitted to engage in a range of activities, similar to those of a financial holding company, that is broader than those permissible for a national bank itself. CBNA has two financial subsidiaries, Citizens Securities, Inc., a registered broker-dealer, and RBS Citizens Insurance Agency, Inc., a dormant entity, although it continues to collect commissions on certain outstanding insurance policies. CBNA has entered into an agreement with the OCC (the “OCC Agreement”) pursuant to which it must develop a remediation plan, which must be submitted to the OCC, setting forth the specific actions it will take to bring itself back into compliance with the condition to own a financial subsidiary and the schedule for achieving that objective. Until CBNA addresses the deficiencies to the OCC’s satisfaction, CBNA will be subject to restrictions on its ability to acquire control of or hold an interest in any new financial subsidiary and to commence new activities in any existing financial subsidiary, without the prior approval of the OCC. The OCC Agreement provides that if CBNA fails to remediate the deficiencies, it may have to divest itself of its financial subsidiaries and comply with any additional limitations or conditions on its conduct as the OCC may impose. CBNA has developed a plan and has implemented a comprehensive enterprise-wide program to address these deficiencies, through which, we believe, many have already been addressed.

We are also required to make improvements to our overall compliance and operational risk management programs and practices in order to comply with enhanced supervisory requirements and expectations and to address weaknesses in retail credit risk management, liquidity risk management, model risk management, outsourcing and vendor risk management and related oversight and monitoring practices and tools. Our and our banking subsidiaries’ consumer compliance program and controls also require improvement, particularly with respect to deposit reconciliation processes, fair lending and mortgage servicing. In addition to all of the foregoing, as part of our and our banking subsidiaries’ regular examination process, from time to time we and our banking subsidiaries may become, and currently are, subject to prudential restrictions on our activities. The restrictions that apply to CBNA are described above. Similarly, under the Bank Holding Company Act of 1956 (the “Bank Holding Company Act”), currently we may not be able to engage in certain categories of new activities or acquire shares or control of other companies other than in connection with internal reorganizations.

In order to remedy these weaknesses and meet these regulatory and supervisory challenges, we need to make substantial improvements to our compliance, risk management and other processes, systems and controls. We expect to continue to dedicate significant resources and managerial time and attention and to make significant investments in enhanced compliance, risk management and other processes, systems and controls. We also expect to make restitution payments to our banking subsidiaries’ customers, which could be significant, arising from certain of the consumer compliance deficiencies and products described above and to pay civil money penalties in connection with certain of these deficiencies and products. We have established reserves in respect of these future payments, but the amounts that we are ultimately obligated to pay could be in excess of our reserves.

The remediation efforts and other matters described above will increase our operational costs and may limit our ability to implement aspects of our strategic plan or otherwise pursue certain business opportunities. Moreover, if we are unsuccessful in remedying these weaknesses and meeting the enhanced supervisory requirements and expectations that apply to us and our banking subsidiaries, we could remain subject to existing restrictions or become subject to additional restrictions on our activities, informal (nonpublic) or formal (public) supervisory actions or public enforcement actions, including the payment of civil money penalties. Any such actions or restrictions, if and in whatever manner imposed, would likely increase our costs and could limit our ability to implement our strategic plans and expand our business, and as a result could have a material adverse effect on our business, financial condition or results of operations.

A continuation of the current low interest rate environment or subsequent movements in interest rates may have an adverse effect on our profitability.

Net interest income historically has been, and in the near-to-medium term we anticipate that it will remain, a significant component of our total revenue. This is due to the fact that a high percentage of our assets and liabilities have been and will likely continue to be in the form of interest-bearing or interest-related instruments. Our net interest income was $836 million for the three months ended March 31, 2015, $3.3 billion for the year ended December 31, 2014 and $3.1 billion for the year ended December 31, 2013. Changes in interest rates can have a material effect on many areas of our business, including the following:

Net Interest Income. In recent years, it has been the policy of the Federal Reserve Board and the U.S. Treasury to maintain interest rates at historically low levels through its targeted federal funds rate and the purchase of U.S. Treasury and mortgage-backed securities. As a result, yields on securities we have purchased, and market rates on the loans we have originated, have been at levels lower than were available prior to 2008. Consequently, the average yield on our interest-earning assets has decreased during the low interest rate environment. If a low interest rate environment persists, our net interest income may further decrease. This would be the case because our ability to lower our interest expense has been limited at these interest rate levels, while the average yield on our interest-earning assets has continued to decrease. Moreover, as interest rates begin to increase, if our floating rate interest-earning assets do not reprice faster than our interest-bearing liabilities in a rising rate environment, our net interest income could be adversely affected. If our net interest income decreases, this could have an adverse effect on our profitability.

Deposit Costs. As interest rates increase, our net interest margin would narrow if our cost of funding increases without a correlative increase in the interest we earn from loans and investments. Because we rely extensively on deposits to fund our operations, our cost of funding would increase if there is an increase in the interest rate we are required to pay our customers to retain their deposits. This could occur, for instance, if we are faced with competitive pressures to increase rates on deposits. In addition, if the interest rates we are required to pay for other sources of funding (for example, in the interbank or capital markets) increases, our cost of funding would increase. If any of the foregoing risks occurs, our net interest margin could narrow. Although our assets currently reprice faster than our liabilities (which would result in a benefit to net interest income as interest rates rise), the benefit from rising rates could be less than we assume, which may have an adverse effect on our profitability.

Loan Volume and Delinquency. Increases in interest rates may decrease customer demand for loans as the higher cost of obtaining credit may deter customers from seeking new loans. Further, higher interest rates might also lead to an increased number of delinquent loans and defaults, which would affect the value of our loans.

Value of Our Mortgage Servicing Rights. As a residential mortgage servicer, we have a portfolio of mortgage servicing rights (“MSRs”). MSRs are subject to interest rate risk in that their fair value will fluctuate as a result of changes in the interest rate environment. When interest rates fall, borrowers are generally more likely to prepay their mortgage loans by refinancing them at a lower rate. As the likelihood of prepayment increases, the fair value of MSRs can decrease. A decrease in the fair value below the carrying value of MSRs will reduce earnings in the period in which the decrease occurs.

We cannot control or predict with certainty changes in interest rates. Global, national, regional and local economic conditions, competitive pressures and the policies of regulatory authorities, including monetary policies of the Federal Reserve Board, affect interest income and interest expense. Although we have policies and procedures designed to manage the risks associated with changes in market interest rates, as further discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Governance” in our Q1 2015 Form 10-Q incorporated by reference in this prospectus, changes in interest rates still may have an adverse effect on our profitability.

If our assumptions regarding borrower behavior are wrong or overall economic conditions are significantly different than we anticipate, then our risk mitigation may be insufficient to protect against interest rate risk and our net income would be adversely affected.

We could fail to attract, retain or motivate highly skilled and qualified personnel, including our senior management, other key employees or members of our Board, which could impair our ability to successfully execute our strategic plan and otherwise adversely affect our business.

A key cornerstone of our strategic plan involves the hiring of a large number of highly skilled and qualified personnel. Accordingly, our ability to implement our strategic plan and our future success depends on our ability to attract, retain and motivate highly skilled and qualified personnel, including our senior management and other key employees and directors, competitively with our peers. The marketplace for skilled personnel is becoming more competitive, which means the cost of hiring, incentivizing and retaining skilled personnel may continue to increase. The failure to attract or retain, including as a result of an untimely death or illness of key personnel, or replace a sufficient number of appropriately skilled and key personnel could place us at a significant competitive disadvantage and prevent us from successfully implementing our strategy, which could impair our ability to implement our strategic plan successfully, achieve our performance targets and otherwise have a material adverse effect on our business, financial condition and results of operations.

Governmental scrutiny with respect to matters relating to compensation and other business practices in the financial services industry has increased dramatically in the past several years and has resulted in more aggressive and intense regulatory supervision and the application and enforcement of more stringent standards. For example, in June 2010, the Federal Reserve Board and other federal banking regulators jointly issued comprehensive final guidance designed to ensure that incentive compensation policies do not undermine the safety and soundness of banking organizations by encouraging employees to take imprudent risks. The recent financial crisis and the current political and public sentiment regarding financial institutions has resulted in a significant amount of adverse press coverage, as well as adverse statements or charges by regulators and elected officials. Future legislation or regulation or government views on compensation may result in us altering compensation practices in ways that could adversely affect our ability to attract and retain talented employees.

In addition to complying with U.S. laws relating to compensation, we are also required to comply with certain United Kingdom (“UK”) and European Union (“EU”) remuneration requirements for so long as the UK Prudential Regulation Authority (“PRA”) considers the RBS Group to control us. As a result of the implementation of the EU Capital Requirements Directive IV (“CRD IV”), certain of our most senior employees, including our CEO, may not receive variable compensation in excess of 100% of fixed compensation (up to 200% with shareholder approval). Because shareholder approval was not sought by RBS, a 100% limitation applied for 2014 and will continue to apply until CRD IV no longer applies to us. We intend to maintain competitive total compensation levels for affected employees, although it is possible that the structure of our compensation packages may not be considered in line with our peers.

Our ability to meet our obligations, and the cost of funds to do so, depend on our ability to access sources of liquidity and the particular sources available to us.

Liquidity risk is the risk that we will not be able to meet our obligations, including funding commitments, as they come due. This risk is inherent in our operations and can be heightened by a number of factors, including an over-reliance on a particular source of funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters. Like many banking groups, our reliance on customer deposits to meet a considerable portion of our funding has grown over recent years, and we continue to seek to increase the proportion of our funding represented by customer deposits. However, these deposits are subject to fluctuation due to certain factors outside our control, such as a loss of confidence by customers in us or the banking sector generally, increasing competitive pressures for retail or corporate customer deposits, changes in interest rates and returns on other investment classes, which could result in a significant outflow of deposits within a short period of time. To the extent that there is heavy competition among U.S. banks for retail customer deposits, this competition may increase the cost of procuring new deposits and/or retaining existing deposits, and otherwise negatively affect our ability to grow our deposit base. An inability to grow, or any material decrease in, our deposits could have a material adverse effect on our ability to satisfy our liquidity needs.

In addition, volatility in the interbank funding market can negatively affect our ability to fund our operations. For example, funding in the interbank markets, a traditional source of unsecured short-term funding, was severely disrupted throughout the global economic and financial crisis. If market disruption or significant volatility returns to the interbank or wholesale funding market, our ability to access liquidity in these funding markets could be materially impaired. Additionally, other factors outside our control, such as an operational problem that affects third parties, could impair our ability to access market liquidity or create an unforeseen outflow of cash or deposits. Our inability to access adequate funding, whether from bank deposits, the interbank funding market or the broader capital markets, would constrain our ability to make new loans, to meet our existing lending commitments and ultimately jeopardize our overall liquidity and capitalization.

Maintaining a diverse and appropriate funding strategy for our assets consistent with our wider strategic risk appetite and plan remains challenging, and any tightening of credit markets could have a material adverse impact on us. In particular, there is a risk that corporate and financial institution counterparties may seek to reduce their credit exposures to banks and other financial institutions (for example, reflected in reductions in unsecured deposits supplied by these counterparties), which may cause funding from these sources to no longer be available. Under these circumstances, we may need to seek funds from alternative sources, potentially at higher costs than has previously been the case, or may be required to consider disposals of other assets not previously identified for disposal, in order to reduce our funding commitments.

A reduction in our credit ratings, which are based on a number of factors, including the credit ratings of RBS or other members of the RBS Group, could have a material adverse effect on our business, financial condition and results of operations.

Credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies regularly evaluate us, and their ratings are based on a number of factors, including our financial strength. Other factors considered by rating agencies include the financial strength of, and other factors relating to, RBS and the RBS Group, as well as conditions affecting the financial services industry generally. Any downgrade in our ratings would likely increase our borrowing costs, could limit our access to capital markets, and otherwise adversely affect our business. For example, a ratings downgrade could adversely affect our ability to sell or market in the capital markets certain of our securities, including long-term debt, engage in certain longer-term and derivatives transactions and retain our customers, particularly corporate customers who need a minimum rating threshold in order to place funds with us. In addition, under the terms of certain of our derivatives contracts, we may be required to maintain a minimum credit rating or have to post additional collateral or terminate such contracts. Any of these results of a rating downgrade could increase our cost of funding, reduce our liquidity and have adverse effects on our business, financial condition and results of operations.

Any downgrade in the credit rating of RBS or other members of the RBS Group may negatively impact the rating agencies’ evaluation of us and our business which could ultimately result in a downgrade of our credit ratings. The credit ratings of RBS and other members of the RBS Group, along with a number of other European financial institutions, were downgraded during the course of the last four years as part of the rating agencies’ rating methodology changes, review of systemic support assumptions incorporated into bank ratings and the likelihood, in the case of banks located in the United Kingdom, that the UK government is more likely in the future to make greater use of its regulatory tools to allow burden sharing among bank creditors. Rating agencies have continued to evaluate the rating methodologies applicable to European financial institutions and introduced certain changes to their methodologies in the first half of 2015, which led to downgrades to the long-term debt ratings of RBS. Although the ratings outlook for RBS is currently stable, there can be no assurance that RBS’s ratings will not be further downgraded in the future. These or any other change in such methodologies could ultimately affect our credit ratings. Separately, adverse changes in the credit ratings of the United Kingdom could adversely affect the credit ratings of RBS or other members of the RBS Group which may ultimately have an adverse impact on our credit ratings.

On June 22, 2012, Moody’s downgraded the long-term bank deposit rating of our banking subsidiaries to A3 following its downgrade of RBS on June 21, 2012. On November 11, 2013, Standard & Poor’s lowered its ratings on 20 of CBNA’s letter of credit-backed U.S. public finance issues. This action followed Standard & Poor’s’ November 7, 2013 downgrade of the long-term debt of RBS to BBB+ and its simultaneous lowering of our long-term debt rating to BBB+. On November 3, 2013, Fitch downgraded our long-term debt rating to BBB+ following RBS’s announcement of its intention to fully divest us by 2016. On August 21, 2014, Fitch affirmed our long-term debt rating of BBB+, and on December 3, 2014, Fitch rated CBNA’s subordinated debt as BBB. On May 7, 2014, Standard & Poor’s lowered our stand-alone credit profile to A- from A. On February 3, 2015, Standard & Poor’s lowered its long-term debt rating of RBS from BBB+ to BBB- and lowered its short-term debt rating of RBS from A-2 to A-3. At the same time, Standard & Poor’s affirmed its issuer ratings of both CFG (BBB+/A-2) and CBNA (A-/A-2), while its ratings outlook for both entities remained negative. On May 14, 2015, in connection with a change in its bank rating methodology, Moody’s upgraded the long-term bank deposit rating of our banking subsidiaries to A1 and improved its ratings outlook to stable, while downgrading our banking subsidiaries’ issuer ratings to Baa1 from A3. At the same time, Moody’s affirmed the a3 baseline credit assessments of our banking subsidiaries. These ratings could be further downgraded as a result of a number of factors, such as our financial strength and economic conditions generally. Under current rating methodologies, the ratings could also be further downgraded due to RBS’s continued ownership interest in us, reflecting the potential adverse effects of challenges faced by the RBS Group, including uncertainty around political developments in the United Kingdom and Europe, or in connection with our separation from the RBS Group, if the rating agencies perceive that we would not benefit from the support of the RBS Group. Any further reductions in our credit ratings or those of our banking subsidiaries could adversely affect our access to liquidity, our competitive position, increase our funding costs or otherwise have a material adverse effect on our business, financial condition and results of operations.

We are subject to certain risks related to originating and selling mortgages and we may be required to repurchase mortgage loans or indemnify mortgage loan purchasers, which could adversely impact our business, financial condition and results of operations.

We originate and often sell mortgage loans. When we sell mortgage loans, whether as whole loans or pursuant to a securitization, we are required to make customary representations and warranties to the purchaser about the mortgage loans and the manner in which they were originated. Our loan sale agreements require us to repurchase or substitute mortgage loans in the event of certain breaches of these representations or warranties. In addition, we may be required to repurchase mortgage loans as a result of borrower fraud or in the event of early payment default of the borrower on a mortgage loan. Likewise, we are required to repurchase or substitute mortgage loans if we breach certain representations or warranties in connection with our securitizations, whether or not we were the originator of the loan. While in many cases we may have a remedy available against certain parties, often these may not be as broad as the remedies available to a purchaser of mortgage loans against us, and we face the further risk that such parties may not have the financial capacity to satisfy remedies that may be available to us. Therefore, if a purchaser enforces its remedies against us, we may not be able to recover our losses from third parties. We have received repurchase and indemnity demands from purchasers in the past, which have resulted in an increase in the amount of losses for repurchases. In particular, between the start of 2009 and March 31, 2015, we received approximately $161 million in repurchase demands and $99 million in indemnification payment requests in respect of loans originated, for the most part, since 2003. Of those claims presented, $92 million was paid to repurchase residential mortgages and $33 million was incurred for indemnification costs to make investors whole. We repurchased mortgage loans totaling $4 million during the three months ended March 31, 2015 and $25 million and $35 million during the years ended December 31, 2014 and 2013, respectively. We incurred no indemnification costs during the three months ended March 31, 2015 and $8 million and $12 million during the years ended December 31, 2014 and 2013, respectively. We responded to subpoenas issued by the Office of the Inspector General for the Federal Housing Authority Agency in December 2013 which requested information about loans sold to The Federal National Mortgage Association and The Federal Home Loan Mortgage Corporation from 2003 to 2011. We cannot estimate what the future level of repurchase demands will be or our ultimate exposure, and cannot give any assurance that the historical experience will or will not continue in the future. The volume of repurchase demands may increase, which could have a material adverse effect on our business, financial condition and results of operations.

We face risks as a servicer of loans. We may be terminated as a servicer or master servicer, be required to repurchase a mortgage loan or reimburse investors for credit losses on a mortgage loan, or incur costs, liabilities, fines and other sanctions if we fail to satisfy our servicing obligations, including our obligations with respect to mortgage loan foreclosure actions.

We act as servicer or master servicer for mortgage loans included in securitizations and for unsecuritized mortgage loans owned by investors. As a servicer or master servicer for those loans, we have certain contractual obligations to the securitization trusts, investors or other third parties, including, in our capacity as a servicer, foreclosing on defaulted mortgage loans or, to the extent consistent with the applicable securitization or other investor agreement, considering alternatives to foreclosure (such as loan modifications, short sales and deed-in-lieu of foreclosures), and, in our capacity as a master servicer, overseeing the servicing of mortgage loans by the servicer. Generally, our servicing obligations as a servicer or master servicer described above are set by contract, for which we receive a contractual fee. However, the costs to perform contracted-for services have been increasing, which reduces our profitability. In addition, we serve as a servicer for government sponsored enterprises (“GSEs”) under servicing guides. The GSEs can amend their servicing guides, which can increase the scope or costs of the services we are required to perform without any corresponding increase in our servicing fee. Further, the CFPB has issued two regulations that amended the mortgage servicing provisions of Regulation Z and Regulation X, which became effective on January 10, 2014 and which may further increase the scope and costs of services we are required to perform, including as it relates to servicing loans that we own. In addition, there has been a significant increase in state laws that impose additional servicing requirements that increase the scope and cost of our servicing obligations.

If we commit a material breach of our obligations as servicer or master servicer, we may be subject to termination if the breach is not cured within a specified period of time following notice, which can generally be given by the securitization trustee or a specified percentage of security holders, causing us to lose servicing income. In addition, we may be required to indemnify the securitization trustee against losses from any failure by us, as a servicer or master servicer, to perform our servicing obligations or any act or omission on our part that involves willful misfeasance, bad faith or gross negligence. For certain investors and/or certain transactions, we may be contractually obligated to repurchase a mortgage loan or reimburse the investor for credit losses incurred on the loan as a remedy for servicing errors with respect to the loan. If we experience increased repurchase obligations because of claims that we did not satisfy our obligations as a servicer or master servicer, or increased loss severity on such repurchases, we may have to materially increase our repurchase reserve.

We rely on the mortgage secondary market and GSEs for some of our liquidity.

We sell some of the mortgage loans we originate to reduce our credit risk and to provide funding for additional loans. We rely on GSEs to purchase loans that meet their conforming loan requirements. Strategically, we may originate and hold nonconforming loans on-balance sheet for investment purposes, or from time to time, we will rely on other capital markets investors to purchase nonconforming loans (i.e., loans that do not meet GSE requirements). A viable, consistent outlet for nonconforming loans continues to be a challenge that has impacted the liquidity in this space. Retaining nonconforming loans on balance sheet is a trend that continues. When we retain a loan not only do we keep the credit risk of the loan but we also do not receive any sale proceeds that could be used to generate new loans. However, we receive net interest margin as our income stream as loan payments are received on a monthly basis in lieu of sale proceeds. Depending on balance sheet capacity, a persistent lack of liquidity could limit our ability to fund and thus originate new mortgage loans, reducing the fees we earn from originating and servicing loans. In addition, we cannot provide assurance that GSEs will not materially limit their purchases of conforming loans due to capital constraints or change their criteria for conforming loans (e.g., maximum loan amount or borrower eligibility). We note that proposals have been presented to reform the housing finance market in the United States, including the role of the GSEs in the housing finance market. The extent and timing of any such regulatory reform regarding the housing finance market and the GSEs, as well as any effect on our business and financial results, are uncertain.

We are subject to increased risk of credit losses associated with HELOCs originated prior to the global financial and economic crisis.

During the years prior to the global financial and economic crisis, financial institutions, including us, originated a significant number of home equity lines of credit (“HELOCs”). The terms of HELOCs generally provided for the deferral of borrowers’ obligations to begin to repay principal until a specified future date. As of March 31, 2015, approximately 26% of our $15.7 billion HELOC portfolio, or $4.1 billion in drawn balances, were subject to a payment reset or balloon payment between April 1, 2015 and December 31, 2017, including $227 million in balloon balances where full payment is due at the end of a ten-year interest-only draw period. Although we launched a program in September 2013 to manage the exposure by providing heightened outreach to borrowers, there remains a risk of increased credit losses as borrowers become obligated to make principal and interest payments. For further information regarding the expected HELOC payment shock, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Business—HELOC Payment Shock” in our Q1 2015 Form 10-Q incorporated by reference in this prospectus.

Our financial performance may be adversely affected by deterioration in borrower credit quality, particularly in the New England, Mid-Atlantic and Midwest regions, where our operations are concentrated.

We have exposure to many different industries and risks arising from actual or perceived changes in credit quality and uncertainty over the recoverability of amounts due from borrowers is inherent in our businesses. Our exposure may be exacerbated by the geographic concentration of our operations, which are predominately located in the New England, Mid-Atlantic and Midwest regions. The credit quality of our borrowers may deteriorate for a number of reasons that are outside our control, including as a result of prevailing economic and market conditions and asset valuation. The trends and risks affecting borrower credit quality, particularly in the New England, Mid-Atlantic and Midwest regions, have caused, and in the future may cause, us to experience impairment charges, increased repurchase demands, higher costs, additional write-downs and losses and an inability to engage in routine funding transactions, which could have a material adverse effect on our business, financial condition and results of operations.

Our framework for managing risks may not be effective in mitigating risk and loss and our use of models presents risks to our risk management framework.

Our risk management framework is made up of various processes and strategies to manage our risk exposure. The framework to manage risk, including the framework’s underlying assumptions, may not be effective under all conditions and circumstances. If the risk management framework proves ineffective, we could suffer unexpected losses and could be materially adversely affected.

One of the main types of risks inherent in our business is credit risk. An important feature of our credit risk management system is to employ an internal credit risk control system through which we identify, measure, monitor and mitigate existing and emerging credit risk of our customers. As this process involves detailed analyses of the customer or credit risk, taking into account both quantitative and qualitative factors, it is subject to human error. In exercising their judgment, our employees may not always be able to assign an accurate credit rating to a customer or credit risk, which may result in our exposure to higher credit risks than indicated by our risk rating system.

In addition, we have undertaken certain actions to enhance our credit policies and guidelines to address potential risks associated with particular industries or types of customers, as discussed in more detail under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Governance” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Market Risk” in our Q1 2015 Form 10-Q incorporated by reference in this prospectus. However, we may not be able to effectively implement these initiatives, or consistently follow and refine our credit risk management system. If any of the foregoing were to occur, it may result in an increase in the level of nonperforming loans and a higher risk exposure for us, which could have a material adverse effect on us.

Some of our tools and metrics for managing risk are based upon our use of observed historical market behavior. We rely on quantitative models to measure risks and to estimate certain financial values. Models may be used in such processes as determining the pricing of various products, grading loans and extending credit, measuring interest rate and other market risks, predicting losses, assessing capital adequacy and calculating regulatory capital levels, as well as estimating the value of financial instruments and balance sheet items. Poorly designed or implemented models present the risk that our business decisions based on information incorporating such models will be adversely affected due to the inadequacy of that information. Moreover, our models may fail to predict future risk exposures if the information used in the model is incorrect, obsolete or not sufficiently comparable to actual events as they occur. We seek to incorporate appropriate historical data in our models, but the range of market values and behaviors reflected in any period of historical data is not at all times predictive of future developments in any particular period and the period of data we incorporate into our models may turn out to be inappropriate for the future period being modeled. In such case, our ability to manage risk would be limited and our risk exposure and losses could be significantly greater than our models indicated. For example, we experienced certain technical issues relating to our market risk measurement processes when we began incorporating trade level detail for foreign exchange contracts in 2013. Despite rigorous pilot testing of our processes, during the initial phase of implementation, our processes failed to incorporate certain positions we maintained to offset client exposure, which led to an immaterial overstatement of foreign exchange currency rate risk positions during 2013 compared to our position at year end. We have adjusted our processes and have experienced no further issues. In addition, if existing or potential customers believe our risk management is inadequate, they could take their business elsewhere. This could harm our reputation as well as our revenues and profits. Finally, information we provide to our regulators based on poorly designed or implemented models could also be inaccurate or misleading. Some of the decisions that our regulators make, including those related to capital distributions to our stockholders, could be affected adversely due to their perception that the quality of the models used to generate the relevant information is insufficient.

The preparation of our financial statements requires the use of estimates that may vary from actual results. Particularly, various factors may cause our allowance for loan and lease losses to increase.

The preparation of audited consolidated financial statements in conformity with GAAP requires management to make significant estimates that affect the financial statements. Our most critical accounting estimate is the allowance for loan and lease losses. The allowance for loan and lease losses is a reserve established through a provision for loan and lease losses charged to expense and represents our estimate of losses within the existing portfolio of loans. The allowance is necessary to reserve for estimated loan and lease losses and risks inherent in the loan portfolio. The level of the allowance reflects our ongoing evaluation of industry concentrations, specific credit risks, loan and lease loss experience, current loan portfolio quality, present economic, political and regulatory conditions and incurred losses inherent in the current loan portfolio.

The determination of the appropriate level of the allowance for loan and lease losses inherently involves a degree of subjectivity and requires that we make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, the stagnation of certain economic indicators that we are more susceptible to, such as unemployment and real estate values, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside our control, may require an increase in the allowance for loan and lease losses. In addition, bank regulatory agencies periodically review our allowance for loan and lease losses and may require an increase in the allowance for loan and lease losses or the recognition of further loan charge-offs, based on judgments that can differ from those of our own management. In addition, if charge-offs in future periods exceed the allowance for loan and lease losses—that is, if the allowance for loan and lease losses is inadequate—we will need additional loan and lease loss provisions to increase the allowance for loan and lease losses. Should such additional provisions become necessary, they would result in a decrease in net income and capital and may have a material adverse effect on us.

We could also sustain credit losses that are significantly higher than the amount of our allowance for loan and lease losses, and therefore have an adverse impact on earnings. Higher credit losses could arise for a variety of reasons. A severe downturn in the economy would generate increased charge-offs and a need for higher reserves. In particular, a severe decrease in housing prices or spike in unemployment would cause higher losses and a larger allowance for loan and lease losses, particularly in the residential real estate secured portfolios. Within the residential real estate portfolios, we have HELOCs for which the end of draw is happening over the next two years. If there is a spike in interest rates, these customers will not only have to deal with an increased or first time principal payment but also an increase in interest payments, potentially leading to larger losses and allowance for loan and lease losses. For more information about risks related to HELOCs, see “—We are subject to increased risk of credit losses associated with HELOCs originated prior to the global financial and economic crisis” included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Business—HELOC Payment Shock” in our Q1 2015 Form 10-Q incorporated by reference in this prospectus. While we believe that our allowance for loan and lease losses was adequate on March 31, 2015, there is no assurance that it will be sufficient to cover all incurred loan and lease credit losses, particularly if economic conditions worsen. In the event of deterioration in economic conditions, we may be required to increase reserves in future periods, which would reduce our earnings.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgments and estimates that may change over time or may ultimately not turn out to be accurate.

Under GAAP, we recognize at fair value: (i) financial instruments classified as held for trading or designated at fair value through profit or loss; (ii) financial assets classified as available for sale; and (iii) derivatives. Generally, to establish the fair value of these instruments, we rely on quoted market prices. If such market prices are not available, we rely on internal valuation models that utilize observable market data and/or independent third-party pricing. For example, observable market data may not be available for certain individual financial instruments or classes of financial instruments, such as venture capital investments. In such circumstances, we utilize complex internal valuation models to establish fair value; these models require us to make assumptions, judgments and estimates regarding matters that are inherently uncertain. When practical, we supplement internal models using independent price verification in order to lessen the uncertainties in our models. These assumptions, judgments and estimates are periodically updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments may have a material adverse effect on our earnings and financial condition.

Operational risks are inherent in our businesses.

Our operations depend on our ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations. Operational risk and losses can result from internal and external fraud; errors by employees or third parties; failure to document transactions properly or to obtain proper authorization; failure to comply with applicable regulatory requirements and conduct of business rules; equipment failures, including those caused by natural disasters or by electrical, telecommunications or other essential utility outages; business continuity and data security system failures, including those caused by computer viruses, cyber-attacks or unforeseen problems encountered while implementing major new computer systems or upgrades to existing systems; or the inadequacy or failure of systems and controls, including those of our suppliers or counterparties. Although we have implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures, identifying and rectifying weaknesses in existing procedures and training staff, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by us. Any weakness in these systems or controls, or any breaches or alleged breaches of such laws or regulations, could result in increased regulatory supervision, enforcement actions and other disciplinary action, and have an adverse impact on our business, applicable authorizations and licenses, reputation and results of operations.

The financial services industry, including the banking sector, is undergoing rapid technological changes as a result of competition and changes in the legal and regulatory framework, and we may not be able to compete effectively as a result of these changes.

The financial services industry, including the banking sector, is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. In addition, new, unexpected technological changes could have a disruptive effect on the way banks offer products and services. We believe our success depends, to a great extent, on our ability to use technology to offer products and services that provide convenience to customers and to create additional efficiencies in our operations. However, we may not be able to, among other things, keep up with the rapid pace of technological changes, effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. As a result, our ability to compete effectively to attract or retain new business may be impaired, and our business, financial condition or results of operations may be adversely affected.

In addition, changes in the legal and regulatory framework under which we operate require us to update our information systems to ensure compliance. Our need to review and evaluate the impact of ongoing rule proposals, final rules and implementation guidance from regulators further complicates the development and implementation of new information systems for our business. Also, recent regulatory guidance has focused on the need for financial institutions to perform increased due diligence and ongoing monitoring of third-party vendor relationships, thus increasing the scope of management involvement and decreasing the efficiency otherwise resulting from our relationships with third-party technology providers. Given the significant number of ongoing regulatory reform initiatives, it is possible that we incur higher than expected information technology costs in order to comply with current and impending regulations. See “—Supervisory requirements and expectations on us as a financial holding company and a bank holding company, our need to make improvements and devote resources to various aspects of our controls, processes, policies and procedures, and any regulator-imposed limits on our activities, could limit our ability to implement our strategic plan, expand our business, improve our financial performance and make capital distributions to our stockholders.”

Cyber-attacks, distributed denial of service attacks and other cyber-security matters, if successful, could adversely affect how we conduct our business.

We are under continuous threat of loss due to cyber-attacks, especially as we continue to expand customer capabilities to utilize the Internet and other remote channels to transact business. Two of the most significant cyber-attack risks that we face are e-fraud and loss of sensitive customer data. Loss from e-fraud occurs when cybercriminals extract funds directly from customers’ or our accounts using fraudulent schemes that may include Internet-based funds transfers. We have been subject to a number of e-fraud incidents historically. We have also been subject to attempts to steal sensitive customer data, such as account numbers and social security numbers, through unauthorized access to our computer systems including computer hacking. Such attacks are less frequent but could present significant reputational, legal and regulatory costs to us if successful.

Recently, there has been a series of distributed denial of service attacks on financial services companies, including us. Distributed denial of service attacks are designed to saturate the targeted online network with excessive amounts of network traffic, resulting in slow response times, or in some cases, causing the site to be temporarily unavailable. Generally, these attacks are conducted to interrupt or suspend a company’s access to Internet service. The attacks can adversely affect the performance of a company’s website and in some instances prevent customers from accessing a company’s website. We are implementing certain technology protections such as Customer Profiling and Step-Up Authentication to be in compliance with the Federal Financial Institutions Examination Council Authentication in Internet Banking Environment guidelines. However, potential cyber threats that include hacking and other attempts to breach information technology security controls are rapidly evolving and we may not be able to anticipate or prevent all such attacks. In the event that a cyber-attack is successful, our business, financial condition or results of operations may be adversely affected.

We rely heavily on communications and information systems to conduct our business.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems, including due to hacking or other similar attempts to breach information technology security protocols, could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan and other systems. Although we have established policies and procedures designed to prevent or limit the effect of the possible failure, interruption or security breach of our information systems, there can be no assurance that these policies and procedures will be successful and that any such failure, interruption or security breach will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failure, interruption or security breach of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability.

We rely on third parties for the performance of a significant portion of our information technology.

We rely on third parties for the performance of a significant portion of our information technology functions and the provision of information technology and business process services. For example, (i) certain components and services relating to our online banking system rely on data communications networks operated by unaffiliated third parties, (ii) many of our applications are hosted or maintained by third parties, including our Commercial Loan System, which is hosted and maintained by Automated Financial Systems, Inc., and (iii) our core deposits system is maintained by Fidelity Information Services, Inc. In addition, we recently entered into an agreement with IBM Corporation for the provision of a wide range of information technology support services, including end user, data center, network, mainframe, storage and database services. The success of our business depends in part on the continuing ability of these (and other) third parties to perform these functions and services in a timely and satisfactory manner. If we experience a disruption in the provision of any functions or services performed by third parties, we may have difficulty in finding alternate providers on terms favorable to us and in reasonable timeframes. If these services are not performed in a satisfactory manner, we would not be able to serve our customers well. In either situation, our business could incur significant costs and be adversely affected.

We are exposed to reputational risk and the risk of damage to our brands and the brands of our affiliates, including the RBS Group.

Our success and results depend, in part, on our reputation and the strength of our brands. We are vulnerable to adverse market perception as we operate in an industry where integrity, customer trust and confidence are paramount. We are exposed to the risk that litigation, employee misconduct, operational failures, the outcome of regulatory or other investigations or actions, press speculation and negative publicity, among other factors, could damage our brands or reputation. Our brands and reputation could also be harmed if we sell products or services that do not perform as expected or customers’ expectations for the product are not satisfied.

Negative publicity could result, for example, from an allegation or determination that we have failed to comply with regulatory or legislative requirements, from failure in business continuity or performance of our information technology systems, loss of customer data or confidential information, fraudulent activities, unsatisfactory service and support levels or insufficient transparency or disclosure of information. Negative publicity adversely affecting our brands or reputation could also result from misconduct or malpractice by partners or other third parties with whom we have relationships. In particular, because of our relationship with the RBS Group, negative publicity about the RBS Group could have a negative effect on us. Adverse publicity, governmental scrutiny, any pending future investigations by regulators or law enforcement agencies involving us, any of our affiliates or the RBS Group can also have a negative impact on our reputation and business, which could adversely affect our results of operations.

Any damage to our brands or reputation could cause existing customers or other third parties to terminate their business relationships with us and potential customers or other third parties to be reluctant to do business with us. Such damage to our brands or reputation could cause disproportionate damage to our business, even if the negative publicity is factually inaccurate or unfounded. Furthermore, negative publicity could result in greater regulatory scrutiny and influence market or rating agencies’ perceptions of us, which could make it more difficult for us to maintain our credit rating. The occurrence of any of these events could have an adverse effect on our business, financial condition and results of operations.

We may be adversely affected by unpredictable catastrophic events or terrorist attacks, and our business continuity and disaster recovery plans may not adequately protect us from serious disaster.

The occurrence of catastrophic events such as hurricanes, tropical storms, tornadoes and other large-scale catastrophes and terrorist attacks could adversely affect our business, financial condition or results of operations if a catastrophe rendered both our production data center in Rhode Island and our recovery data center in Massachusetts unusable. The distance between the data center locations (approximately 45 miles) provides diversity in resources, but not sufficient diversity in the event of a catastrophe as described above. Although we are building a new, out-of-region backup data center in North Carolina, scheduled for completion in 2015, we do not currently have a backup data center outside New England.

Our principal communications and information systems are housed in the Rhode Island primary data center and our operations are concentrated in the New England, Mid-Atlantic and Midwest regions. If a natural disaster, severe weather, power outage or other event were to occur in New England or if we were subject to a terrorist attack prior to the opening of the North Carolina recovery data center that prevented us from using all or a significant portion of our communications and information systems, damaged critical infrastructure or otherwise disrupted our operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. Although we have implemented disaster recovery and business continuity plans, these plans may prove inadequate in the event of a disaster or similar event that seriously compromises our information systems. We may incur substantial expenses as a result of any limitations relating to our disaster recovery and business continuity plans, which, particularly when taken together with the geographic concentration of our operations, could have a material adverse effect on our business.

An inability to realize the value of our deferred tax assets could adversely affect operating results.

Our net deferred tax assets (“DTAs”) are subject to an evaluation of whether it is more likely than not that they will be realized for financial statement purposes. In making this determination, we consider all positive and negative evidence available, including the impact of recent operating results, as well as potential carry-back of tax to prior years’ taxable income, reversals of existing taxable temporary differences, tax planning strategies and projected earnings within the statutory tax loss carryover period. We have determined that the DTAs are more likely than not to be realized at

March 31, 2015 (except for $156 million related to state DTAs for which a valuation allowance was established). If we were to conclude that a significant portion of the DTAs were not more likely than not to be realized, the required valuation allowance could adversely affect our financial condition and results of operations.

We maintain a significant investment in projects that generate tax credits, which we may not be able to fully utilize, or, if utilized, may be subject to recapture or restructuring.

At March 31, 2015, we maintained an investment of approximately $474 million in entities for which we receive allocations of tax credits, which we utilize to offset our taxable income. We accrued $12 million for the three months ended March 31, 2015 and $26 million and $14 million in credits for the years ended December 31, 2014 and December 31, 2013, respectively. As of March 31, 2015, all tax credits have been utilized to offset taxable income. Substantially all of these tax credits are related to development projects that are subject to ongoing compliance requirements over certain periods of time to fully realize their value. If these projects are not operated in full compliance with the required terms, the tax credits could be subject to recapture or restructuring. Further, we may not be able to utilize any future tax credits. If we are unable to utilize our tax credits or, if our tax credits are subject to recapture or restructuring, it could have a material adverse effect on our business, financial condition and results of operations.

We may have exposure to greater than anticipated tax liabilities.

The tax laws applicable to our business activities, including the laws of the United States and other jurisdictions, are subject to interpretation. The taxing authorities in the jurisdictions in which we operate may challenge our tax positions, which could increase our effective tax rate and harm our financial position and results of operations. In addition, our future income taxes could be adversely affected by earnings being lower than anticipated in jurisdictions that have lower statutory tax rates and higher than anticipated in jurisdictions that have higher statutory tax rates, or by changes in tax laws, regulations, or accounting principles. We are subject to regular review and audit by U.S. federal and state tax authorities. Any adverse outcome of such a review or audit could have a negative effect on our financial position and results of operations. In addition, the determination of our provision for income taxes and other tax liabilities requires significant judgment by management. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports.

We are required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. As a public company, we are currently subject to the requirements of the Sarbanes-Oxley Act, and as a U.S. bank holding company, we are also subject to the FDIC Part 363 Annual Report rules, which incorporate certain items from the Sarbanes-Oxley Act Section 404 into the Federal Deposit Insurance Corporation Improvement Act of 1991 requirements. In addition, beginning with our next annual report on Form 10-K, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act. Our independent registered public accounting firm is required to express an opinion as to the effectiveness of our internal control over financial reporting beginning with our next annual report on Form 10-K. The process of designing, implementing and testing the internal control over financial reporting required to comply with this obligation is time-consuming, costly and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, and we could become subject to civil lawsuits filed by investors or investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

We depend on the accuracy and completeness of information about clients and counterparties.

In deciding whether to extend credit or enter into other transactions with clients and counterparties, we rely on information furnished by or on behalf of clients and counterparties, including financial statements and other financial information. We also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. If any of such information is incorrect, then the creditworthiness of our clients and counterparties may be misrepresented, which would increase our credit risk and expose us to possible write-downs and losses.

We may not be able to successfully manage our intellectual property and may be subject to infringement claims.

We rely on a combination of owned and licensed trademarks, service marks, trade names, logos and other intellectual property rights. Third parties may challenge, invalidate, infringe or misappropriate our intellectual property, or such intellectual property may not be sufficient to provide us with competitive advantages, which could result in costly redesign efforts, discontinuance of certain services or other competitive harm. For example, words contained in our trademarks and trade names (including the word “Citizens”) are also found in the trade names of a significant number of third parties, including other banks. This has resulted in, and may in the future result in, challenges to our ability to use our trademarks and trade names in particular geographical areas or lines of business. Such challenges could impede our future expansion into new geographic areas or lines of business and could limit our ability to realize the full value of our trademarks and trade names. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, which is expensive, could cause a diversion of resources and may not prove successful. Existing use by others of trademarks and trade names that are similar to ours could limit our ability to challenge third parties when their use of such marks or names may cause consumer confusion, negatively affect consumers’ perception of our brand and products or dilute our brand identity. In addition, certain aspects of our business and our services rely on technologies and intellectual property licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all. The loss or diminution of our intellectual property protection or the inability to obtain third party intellectual property could harm our business and ability to compete.

We may also be subject to costly litigation in the event our services infringe upon or otherwise violate a third party’s proprietary rights. Third parties may have, or may eventually be granted, intellectual property rights, including trademarks, that could be infringed by our services or other aspects of our business. Third parties have made, and may make, claims of infringement against us with respect to our services or business. As we continue rebranding CFG and our banking subsidiaries and expand our business, the likelihood of receiving third party challenges or claims of infringement related to our intellectual property may increase. Any claim from third parties may result in a limitation on our ability to use the intellectual property subject to such claims. Even if we believe that intellectual property related claims are without merit, defending against such claims is time consuming and expensive and could result in the diversion of the time and attention of our management and employees. Claims of intellectual property infringement also might require us to redesign affected services, enter into costly settlement or license agreements, pay costly damage awards, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our services. Any intellectual property related dispute or litigation could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Relationship with and Separation from the RBS Group

As of June 30, 2015, RBS was 78.4% owned by the UK government and the UK government’s interests may conflict with ours or yours in the future.

Following placing and open offers in December 2008 and in April 2009, Her Majesty’s Treasury (“HM Treasury”) owned approximately 70.3% of the enlarged ordinary share capital of RBS. In December 2009, RBS issued a further £25.5 billion of new capital to HM Treasury. This new capital took the form of B shares, which do not generally carry voting rights at general meetings of ordinary stockholders but are convertible into ordinary shares. Following the issuance of the B shares, HM Treasury’s holding of ordinary shares of the company remained at 70.3%, although its economic interest rose to 84.4%. As of June 30, 2015, HM Treasury held 61.3% of the voting rights in RBS and had an economic interest of 78.4%. On June 10, 2015, the Chancellor of the Exchequer announced that the UK government would, in the coming months, begin to sell its holdings in RBS.

HM Treasury’s stockholder relationship with RBS is managed on its behalf by UK Financial Investments Limited (“UKFI”) and, although HM Treasury has indicated that it intends to respect the commercial decisions of RBS and that RBS will continue to have its own independent board of directors and management team determining its own strategy, should its current intentions change, HM Treasury’s position as a majority stockholder (and UKFI’s position as manager of this stockholding) means that HM Treasury or UKFI may be able to exercise a significant degree of influence over RBS. The manner in which HM Treasury or UKFI exercises HM Treasury’s rights as majority stockholder could give rise to conflict between the interests of HM Treasury and the interests of our stockholders, and RBS may make decisions impacting our operations and the value of our common stock based on UK policy imperatives rather than traditional stockholder economic considerations. We cannot accurately predict whether any restrictions and limitations imposed on RBS on account of HM Treasury’s ownership position, or the implementation of RBS’s restructuring plan agreed to with HM Treasury, will have a negative effect on our businesses and financial flexibility or result in conflicts between the interests of RBS and our interests. In addition, it is difficult for us to predict whether any changes to, or termination of, HM Treasury’s current relationship with RBS will have any effect on our business. We also note that we cannot predict the possible effect of RBS not satisfying its commitment to divest CFG as agreed with HM Treasury, for instance, by having a remaining ownership interest in CFG and its subsidiaries beyond any deadline agreed with HM Treasury.

The RBS Group and its UK bank subsidiaries are subject to the provisions of the UK Banking Act 2009, as amended by the UK Financial Services (Banking Reform) Act 2013, which includes special resolution powers including nationalization and bail-in.

Under the Banking Act 2009, substantial powers have been granted to UK banking regulators as part of a special resolution regime. These powers enable such regulators to deal with and stabilize certain deposit-taking UK incorporated institutions that are failing, or are likely to fail, to satisfy the “FSMA threshold conditions” (within the meaning of section 41 of the Financial Services and Markets Act 2000 (“FSMA”), which are the conditions that a relevant entity must satisfy in order to obtain its authorization to perform regulated activities). The special resolution regime consists of three stabilization options: (i) transfer of all or part of the business of the relevant entity and/or the securities of the relevant entity to a private sector purchaser, (ii) transfer of all or part of the business of the relevant entity to a “bridge bank” wholly owned by the Bank of England and (iii) temporary public ownership (nationalization) of the relevant entity. If the UK regulators determine that the RBS Group has failed, or is likely to fail, to satisfy the FSMA threshold conditions, then HM Treasury could decide to take the RBS Group into temporary public ownership pursuant to the powers granted under the Banking Act 2009, and it may then take various actions in relation to any securities without the consent of holders of the securities. In each case, the UK banking regulators would have the authority to modify contractual arrangements of the RBS Group and disapply or modify laws (with possible retrospective effect) to enable their powers under UK law to be used effectively.

Among the changes introduced by the Financial Services (Banking Reform) Act 2013, the Banking Act 2009 was amended to insert a bail-in option as part of the powers of the UK regulators. This option will come into force on such date as shall be stipulated by HM Treasury (HM Treasury has applied the bail-in provisions from January 1, 2015, which is ahead of the deadline of January 1, 2016 that is set out in the European Bank Recovery and Resolution Directive (“BRRD”)). The bail-in option will be introduced as an additional power available to the Bank of England to enable it to recapitalize a failed institution by allocating losses first to its shareholders and then to eligible unsecured creditors in a manner that seeks to respect the hierarchy of claims in liquidation. The bail-in option includes the power to cancel a liability, to modify the form of a liability (including the power to convert a liability from one form to another) or to provide that a contract under which the institution has a liability is to have effect as if a specified right had been exercised under it, each for the purposes of reducing, deferring or canceling the liabilities of the bank under resolution, as well as to transfer a liability. The Financial Services (Banking Reform) Act 2013 is consistent with the range of tools that European Member States will be required to make available to their resolution authorities under the BRRD, although some amendments are expected to the current UK bail-in provisions to ensure that they are fully compliant with the requirements of the BRRD.

If the UK regulators were to take such stabilization actions with respect to the RBS Group due to a failure, or likely failure, by the RBS Group to satisfy the FSMA threshold conditions, it could result in the creation, modification or canceling of certain of our contractual arrangements that we entered into with the RBS Group in connection with the completion of our initial public offering, including the Transitional Services Agreement and Separation Agreement. In addition, the UK regulators could seek to impose additional obligations on us, including the provision of services to third parties who may purchase some or all of the RBS Group’s assets. The UK regulators could also materially modify the RBS Group’s restructuring efforts, including the acceleration of its disclosed intention to sell its remaining shares of our common stock. Any of these actions could have a material adverse effect on our business, contractual obligations and the value of our common stock.

Regulatory and criminal proceedings to which the RBS Group is subject could adversely affect our business, prospects, financial condition or results of operations.

The RBS Group is a banking and financial services group that is from time to time subject to reviews, investigations and proceedings (both formal and informal) by governmental agencies and self-regulatory organizations in multiple jurisdictions. As an affiliate of RBS, regulatory actions or criminal proceedings against other members of the RBS Group that result in adverse judgments, settlements, fines, penalties, injunctions or other remedial action may materially impact our business even where we neither participated in nor contributed to the underlying conduct giving rise to the regulatory action or criminal proceeding. For example, RBS has disclosed that it is in discussions with various governmental and regulatory authorities regarding their investigations of the RBS Group’s foreign exchange trading and sales activities, and on May 20, 2015, RBS entered into a guilty plea on an antitrust charge brought by the Criminal Division of the U.S. Department of Justice in connection with such activities. Although none of the alleged underlying conduct that is the subject of these investigations involved us, we could be subject to a number of adverse consequences in connection with RBS’ resolution of these investigations, including but not limited to potential impacts on our broker dealer, capital markets, investment advisory and trustee businesses. Any of these businesses could be impacted to the extent that our reputation is adversely affected by a finding or admission of improper conduct by RBS and/or its affiliates other than us, including with respect to the guilty plea. Whether one or more of these consequences is imposed upon us will depend on the decisions of our regulators who, in most cases, have discretion under applicable regulation whether to apply, or in the case of automatic consequences, whether to suspend or hold in abeyance the imposition of, these potential consequences. We believe that, because we were not involved in the alleged conduct at issue, there is a reasonable basis for these consequences not to be imposed on us. However, the application of these consequences is at the discretion of our regulators and if such consequences were imposed, our business, prospects, financial condition or results of operations may be adversely affected. In addition, if RBS affiliates with whom we do business as swaps and other transactional counterparties were to lose their ability to engage in such businesses, we could incur costs associated with moving our business to other, non-group counterparties.

Our separation from the RBS Group could adversely affect our business and profitability due to the RBS Group’s recognizable brand and reputation.

Prior to our initial public offering, as a wholly owned indirect subsidiary of RBS, we marketed our products and services using the “RBS” brand name and logo. We believe the association with the RBS Group has provided us with preferred status among certain of our customers, vendors and other persons due to the RBS Group’s globally recognized brand, perceived high-quality products and services and strong capital base and financial strength.

Our separation from the RBS Group could adversely affect our ability to attract and retain customers, which could result in reduced sales of our products. In connection with our initial public offering, we entered into a trademark license agreement pursuant to which we were granted a limited license to use certain RBS trademarks (including the “daisywheel” logo) for an initial term of five years, and, at our option, up to 10 years. We are required to obtain RBS’s permission for any use of RBS trademarks outside of the terms of our limited license. RBS is under no obligation to grant us permission for any such use, and our failure to obtain RBS’s permission for such uses may adversely impact our ability to market our products. The trademark license agreement was partially terminated when RBS ceased to beneficially own at least 50% of our capital stock. As part of such partial termination, we are required to remove the “RBS” brand name from our products and services by October 1, 2015. Under the agreement, we lose the right to use RBS trademarks in connection with the marketing of any product or service as we rebrand and cease using RBS trademarks in connection with such product or service, subject to certain limited exceptions. We have changed the legal names of our subsidiaries that included “RBS” and have continued operational and legal work to rebrand CFG and our banking subsidiaries. The process of changing all marketing materials, operational materials, signage, systems, and legal entities containing “RBS” to our new brand name will take approximately 14 months from the date we completed our initial public offering and cost approximately $14 million, excluding any incremental advertising and customer communication expenses. We expect to shift the majority of our advertising and marketing budget to our new brand progressively as the different legal entities complete their individual brand name changes. We expect the shift in advertising and marketing investment to be completed during the third quarter of 2015. As a result of this rebranding, some of our existing customers may choose to stop doing business with us, which could increase customer withdrawals. In addition, other potential customers may decide not to purchase our products and services because we no longer will be a part of the RBS Group. We may also receive decreased referrals of business from the RBS Group. Our separation from the RBS Group could prompt some third parties to reprice, modify or terminate their distribution or vendor relationships with us. We cannot accurately predict the effect that our separation from the RBS Group will have on our business, customers or employees.

Any failure by us to successfully replicate or replace certain functions, systems and infrastructure previously provided by the RBS Group could have a material adverse effect on us.

We will need to replicate or replace certain functions, systems and infrastructure to which we no longer have the same access as we separate from the RBS Group, including services we receive pursuant to the Transitional Services Agreement. We will also need to make infrastructure investments in order to operate without the same access to the RBS Group’s existing operational and administrative infrastructure. Any failure to successfully implement these initiatives or to do so in a timely manner could have an adverse effect on us.

We expect to make an investment of approximately $17 million in our systems to complete the migration of technological services following our separation from the RBS Group. In particular, we will complete the separation of our shared global network and where services such as corporate risk, back office and audit continue to be provided by the RBS Group, we will establish those services for CFG. These initiatives may not be completed on the expected timetable or within the expected budget and may not provide the system functionality or performance levels required to support the current and future needs of our business. Further, the systems and services provided to us by the RBS Group under the Transitional Services Agreement will need to be replaced on or before the date of the expiration of the Transitional Services Agreement. The terms on which we purchase these new systems and services, or the functionality of the systems themselves, may be inferior to those of the systems provided by the RBS Group or those available elsewhere in the market and, in relation to third-party suppliers, may be on terms that are less favorable than the terms on which services were previously provided by third parties to the RBS Group, and from which we have historically benefited and will continue to benefit during the period of the Transitional Services Agreement.

Any failure by the RBS Group to deliver the services to be provided under the Transitional Services Agreement could have a material adverse effect on our business, financial condition and results of operations.

In connection with our separation from the RBS Group, we entered into a Transitional Services Agreement with the RBS Group for the continued provision of certain services to us for a specified period. Services provided for under the Transitional Services Agreement include certain information technology, operations, compliance, business continuity, legal, human resources, back office and web services. In particular, we rely on the RBS Group to provide hosting, support and maintenance services that are critical to maintaining the level of support for the ongoing needs of our business. Although the majority of the systems run under the Transitional Services Agreement are independent of the RBS Group’s other systems, any technical problems occurring within the RBS Group could have an adverse effect on us. As with all of our systems, interruptions to or problems with our systems and services provided under the Transitional Services Agreement or as a result of migration from the RBS Group infrastructure could cause material damage to our business and reputation. If the RBS Group fails to provide or procure the services envisaged or provide them in a timely manner, it could have a material adverse effect on our business, financial condition and results of operations.

The RBS Group maintains a number of defined benefit pension schemes under which we could be subject to liability.

The RBS Group maintains a number of defined benefit pension schemes for certain former and current employees, and as of December 31, 2014, had a reported net pension deficit of approximately £1.7 billion under certain international financial reporting standards assumptions. The UK Pensions Regulator has the powers to require that CFG, as an employer connected with the RBS Group, make a contribution to a UK defined benefit pension scheme if there has been an act or failure to act, one of the main purposes of which was to avoid or reduce the RBS Group’s statutory obligations under the scheme or if the UK Pensions Regulator considers that an act or omission is materially detrimental to the likelihood of a member receiving their accrued scheme benefits.

Risks Related to Our Industry

Any deterioration in national economic conditions could have a material adverse effect on our business, financial condition and results of operations.

Our business is affected by national economic conditions, as well as perceptions of those conditions and future economic prospects. Changes in such economic conditions are not predictable and cannot be controlled. Adverse economic conditions that could affect us include:

•	reduced consumer spending;

•	lower wage income levels;

•	declines in the market value of residential or commercial real estate;

•	inflation or deflation;

•	fluctuations in the value of the U.S. dollar;

•	volatility in short-term and long-term interest rates and commodity prices; and

•	higher bankruptcy filings.

These scenarios could require us to charge off a higher percentage of loans and increase provision for credit losses, which would reduce our net income and otherwise have a material adverse effect on our business, financial condition and results of operations. For example, our business was significantly affected by the global economic and financial crisis that began in 2008. The falling home prices, increased rate of foreclosure and high levels of unemployment in the United States triggered significant write-downs by us and other financial institutions. These write-downs adversely impacted our financial results in material respects. Although the U.S. economy continues to recover, an interruption or reversal of this recovery would adversely affect the financial services industry and banking sector. In particular, although the ongoing general economic recovery has positively impacted the real estate market, the fundamentals within the real estate sector, including asset values, high vacancy rates and rent values, remain relatively weak compared to prior to the global economic and financial crisis. Should the recovery of real estate asset values, reduction in vacancies and improvement in rents be interrupted for an extended period of time, it could have a material adverse effect on our business, financial condition and results of operations.

We operate in an industry that is highly competitive, which could result in losing business or margin declines and have a material adverse effect on our business, financial condition and results of operations.

We operate in a highly competitive industry. The industry could become even more competitive as a result of reform of the financial services industry resulting from the Dodd-Frank Act and other legislative, regulatory and technological changes, as well as continued consolidation. We face aggressive competition from other domestic and foreign lending institutions and from numerous other providers of financial services, including the following:

•	Non-banking financial institutions. The ability of these institutions to offer services previously limited to commercial banks has intensified competition. Because non-banking financial institutions are not subject to the same regulatory restrictions as banks and bank holding companies, they can often operate with greater flexibility and lower cost structures.

•	Securities firms and insurance companies. These companies, if they elect to become financial holding companies, can offer virtually any type of financial service. This may significantly change the competitive environment in which we conduct our business.

•	Competitors that have greater financial resources. Some of our larger competitors, including certain national and international banks that have a significant presence in our market area, may have greater capital and resources, higher lending limits and may offer products, services and technology that we do not. We cannot predict the reaction of our customers and other third parties with respect to our financial or commercial strength relative to our competition, including our larger competitors.

As a result of these and other sources of competition, we could lose business to competitors or be forced to price products and services on less advantageous terms to retain or attract clients, either of which would adversely affect our profitability and business.

Volatility in the global financial markets resulting from relapse of the Eurozone crisis, geopolitical developments in Eastern Europe, turbulence in the Chinese stock markets and global commodity markets or otherwise could have a material adverse effect on our business, financial condition and results of operations.

Volatility in the global financial markets could have an adverse effect on the economic recovery in the United States and could result from a number of causes, including a relapse in the Eurozone crisis, geopolitical developments in Eastern Europe, turbulence in the Chinese stock markets and global commodity markets or otherwise. The effects of the Eurozone crisis, which began in late 2009 as part of the global economic and financial crisis, continued to impact the global financial markets through 2014. Numerous factors continued to fuel the Eurozone crisis, including continued high levels of government debt, the undercapitalization and liquidity problems of many banks in the Eurozone and relatively low levels of economic growth. These factors made it difficult or impossible for some countries in the Eurozone, including Greece, Ireland and Portugal, to repay or refinance their debt without the assistance of third parties. As a combination of austerity programs, debt write-downs and the European Central Bank’s commitment to restore financial stability to the Eurozone and the finalization of the primary European Stability Mechanism bailout fund, in 2013 and into 2014 interest rates began to fall and stock prices began to increase. Although these trends helped to stabilize the effects of the Eurozone crisis in the first half of 2014, the underlying causes of the crisis were not completely eliminated. As a result, the financial markets relapsed toward the end of 2014. In particular, Greece’s newly elected government, which campaigned against austerity measures, has been unable to reach an acceptable solution to the country’s debt crisis with the European Union, and in June 2015, Greece failed to make a scheduled debt repayment to the International Monetary Fund, falling into arrears. Following further unsuccessful negotiations between the government of Greece and the European Union to solve the Greek debt crisis, on July 5, 2015, Greek voters rejected a bailout package submitted by the European Commission, the European Central Bank and the International Monetary Fund, and while the European Central Bank continues to extend credit to Greece, it is uncertain how long such support will last, whether Greece will receive and accept any future bailout packages and whether Greece will default on future payments. The result of continued defaults and the removal of credit support for Greek banks may cause Greece to exit the European Union, which could lead to significant economic uncertainty and abandonment of the Euro common currency, resulting in destabilization in the financial markets. Continued financial instability in Greece and in other similarly situated Eurozone countries could have a continued contagion effect on the financial markets. Stock prices in China have experienced a significant drop in the second quarter of 2015, resulting primarily from continued sell-off of shares trading in Chinese markets. The volatility has been followed by volatility in stock markets around the world, including in the United States, as well as increased turbulence in commodity markets, such as reductions in prices of crude oil. Although the Chinese government has already taken steps to halt the collapse, it is uncertain what effect such measures will have, if any. Continued sell-off and price drops in the Chinese stock markets may have a contagion effect across the financial markets. In addition, Russian intervention in Ukraine during 2014 significantly increased regional geopolitical tensions. In response to Russian actions, U.S. and European governments have imposed sanctions on a limited number of Russian individuals and business entities. The situation remains fluid with potential for further escalation of geopolitical tensions, increased severity of sanctions against Russian interests, and possible Russian counter-measures. Further economic sanctions could destabilize the economic environment and result in increased volatility. Should the economic recovery in the United States be adversely impacted by increased volatility in the global financial markets caused by continued contagion from the Eurozone crisis, developments in respect of the Russian sanctions, further turbulence in Chinese stock markets and global commodity markets or for any other reason, loan and asset growth and liquidity conditions at U.S. financial institutions, including us, may deteriorate. Moreover, until RBS divests its interest in us, adverse trends in the Eurozone and Eastern Europe could increase investor concern or, even if not accurate, stimulate perceptions of funding difficulties for our business because RBS is based in the United Kingdom and has significant exposure to European economies. If any of these factors were to materialize, it could have a material adverse effect on our business, financial condition and results of operations.

Further downgrades to the U.S. government’s credit rating, or the credit rating of its securities, by one or more of the credit ratings agencies could have a material adverse effect on general economic conditions, as well as our operations, earnings and financial condition.

On August 5, 2011, Standard & Poor’s cut the U.S. government’s sovereign credit rating of long-term U.S. federal debt from AAA to AA+ while also keeping its outlook negative. Moody’s also lowered its outlook to “Negative” on August 2, 2011, and Fitch lowered its outlook to “Negative” on November 28, 2011. During 2013, both Moody’s and Standard & Poor’s revised their outlook from “Negative” to “Stable,” and on March 21, 2014, Fitch revised its outlook from “Negative” to “Stable.” Further downgrades of the U.S. government’s sovereign credit rating, and the perceived creditworthiness of U.S. government-related obligations, could impact our ability to obtain funding that is collateralized by affected instruments. Such downgrades could also affect the pricing of funding when it is available. A downgrade may also adversely affect the market value of such instruments. A downgrade of the sovereign credit ratings of the U.S. government or the credit ratings of related institutions, agencies or instrumentalities would significantly exacerbate the other risks to which we are subject and any related adverse effects on its business, financial condition and results of operations.

The conditions of other financial institutions or of the financial services industry could adversely affect our operations and financial conditions.

Financial services institutions that deal with each other are interconnected as a result of trading, investment, liquidity management, clearing, counterparty and other relationships. Within the financial services industry, the default by any one institution could lead to defaults by other institutions. Concerns about, or a default by, one institution could lead to significant liquidity problems and losses or defaults by other institutions, as the commercial and financial soundness of many financial institutions are closely related as a result of these credit, trading, clearing and other relationships. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses or defaults by various institutions. This systemic risk may adversely affect financial intermediaries, such as clearing agencies, banks and exchanges with which we interact on a daily basis, or key funding providers such as the Federal Home Loan Banks (“FHLBs”), any of which could have a material adverse effect on our access to liquidity or otherwise have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Regulations Governing Our Industry

As a financial holding company and a bank holding company, we are subject to comprehensive regulation that could have a material adverse effect on our business and results of operations.

As a financial holding company and a bank holding company, we are subject to comprehensive regulation, supervision and examination by the Federal Reserve Board. In addition, CBNA is subject to comprehensive regulation, supervision and examination by the OCC, and CBPA is subject to comprehensive regulation, supervision and examination by the FDIC and the PA Banking Department. Our regulators supervise us through regular examinations and other means that allow the regulators to gauge management’s ability to identify, assess and control risk in all areas of operations in a safe and sound manner and to ensure compliance with laws and regulations. In the course of their supervision and examinations, our regulators may require improvements in various areas. If we are unable to implement and maintain any required actions in a timely and effective manner, we could become subject to informal (non-public) or formal (public) supervisory actions and public enforcement orders that could lead to significant restrictions on our existing business or on our ability to engage in any new business. Such forms of supervisory action could include, without limitation, written agreements, cease and desist orders, and consent orders and may, among other things, result in restrictions on our ability to pay dividends, requirements to increase capital, restrictions on our activities, the imposition of civil monetary penalties, and enforcement of such actions through injunctions or restraining orders. We could also be required to dispose of certain assets and liabilities within a prescribed period. The terms of any such supervisory or enforcement action could have a material adverse effect on our business, financial condition and results of operations.

We are a bank holding company that has elected to become a financial holding company pursuant to the Bank Holding Company Act. Financial holding companies are allowed to engage in certain financial activities in which a bank holding company is not otherwise permitted to engage. However, to maintain financial holding company status, a bank holding company (and all of its depository institution subsidiaries) must be “well capitalized” and “well managed.” If a bank holding company ceases to meet these capital and management requirements, there are many penalties it would be faced with, including (i) the Federal Reserve Board may impose limitations or conditions on the conduct of its activities, and (ii) it may not undertake any of the broader financial activities permissible for financial holding companies or acquire a company engaged in such financial activities without prior approval of the Federal Reserve Board. If a company does not return to compliance within 180 days, which period may be extended, the Federal Reserve Board may require divestiture of that company’s depository institutions. To the extent we do not meet the requirements to be a financial holding company, there could be a material adverse effect on our business, financial condition and results of operations.

We may be unable to disclose some restrictions or limitations on our operations imposed by our regulators.

From time to time, bank regulatory agencies take supervisory actions that restrict or limit a financial institution’s activities and lead it to raise capital or subject it to other requirements. Directives issued to enforce such actions may be confidential and thus, in some instances, we are not permitted to publicly disclose these actions. In addition, as part of our regular examination process, our and our banking subsidiaries’ respective regulators may advise us or our banking subsidiaries to operate under various restrictions as a prudential matter. Any such actions or restrictions, if and in whatever manner imposed, could adversely affect our costs and revenues. Moreover, efforts to comply with any such nonpublic supervisory actions or restrictions may require material investments in additional resources and systems, as well as a significant commitment of managerial time and attention. As a result, such supervisory actions or restrictions, if and in whatever manner imposed, could have a material adverse effect on our business and results of operations; and, in certain instances, we may not be able to publicly disclose these matters.

The regulatory environment in which we operate could have a material adverse effect on our business and earnings.

We are heavily regulated by bank and other regulatory agencies at the federal and state levels. This regulatory oversight is established to protect depositors, the FDIC’s Deposit Insurance Fund, and the banking system as a whole, not security holders. Changes to statutes, regulations, rules or policies including the interpretation or implementation of statutes, regulations, rules or policies could affect us in substantial and unpredictable ways including limiting the types of financial services and other products we may offer, limiting our ability to pursue acquisitions and increasing the ability of third parties to offer competing financial services and products.

We are subject to capital adequacy and liquidity standards, and if we fail to meet these standards our financial condition and operations would be adversely affected.

We are subject to several capital adequacy and liquidity standards. To the extent that we are unable to meet these standards, our ability to make distributions of capital will be limited and we may be subject to additional supervisory actions and limitations on our activities. The capital adequacy and liquidity standards that we must meet include the following:

•	Current capital requirements. Under regulatory capital adequacy guidelines and other regulatory requirements, CFG and its banking subsidiaries must meet guidelines that include quantitative measures of assets, liabilities and certain off-balance sheet items, subject to qualitative judgments by regulators about components of qualifying capital, risk weightings and other factors. We are regulated as a bank holding company and subject to consolidated regulatory capital requirements administered by the Federal Reserve. Our banking subsidiaries are subject to similar capital requirements, administered by the OCC in the case of CBNA and by the FDIC in the case of CBPA. Failure by us or one of our banking subsidiaries to maintain its status as “adequately capitalized” would lead to regulatory sanctions and limitations and could lead the federal banking agencies to take “prompt corrective action.” Furthermore, a failure by our banking subsidiaries to be “well capitalized” under applicable regulatory guidelines could lead to higher FDIC assessments, and failure by us or our bank subsidiaries to be “well capitalized” could also impair our financial holding company status.

•	Basel III. The U.S. Basel III final rule and provisions in the Dodd-Frank Act, including the Collins Amendment, are increasing capital requirements for banking organizations such as us. Consistent with the Basel Committee’s Basel III capital framework, the U.S. Basel III final rule includes a new minimum ratio of CET1 capital to risk-weighted assets of 4.5% and a CET1 capital conservation buffer of greater than 2.5% of risk-weighted assets. We have established capital ratio targets that align with U.S. regulatory expectations under fully phased-in Basel III rules. Although we currently have capital ratios that exceed these minimum levels and a strategic plan to keep them at least at these levels, failure to maintain the capital conservation buffer would result in increasingly stringent restrictions on our ability to make dividend payments and other capital distributions and pay discretionary bonuses to executive officers. As to us, the U.S. Basel III final rule began phasing in on January 1, 2015, and will become fully effective on January 1, 2019.

•

Capital Plans. We are required to submit an annual capital plan to the Federal Reserve Board. The capital plan must include an assessment of our expected uses and sources of capital over a forward-looking planning horizon of at least nine quarters, a detailed description of our process for assessing capital adequacy, our capital policy and a discussion of any expected changes to our business plan that are likely to have a material impact on our capital adequacy or liquidity. Based on a qualitative and quantitative assessment, including a supervisory stress test conducted as part of the CCAR process, the Federal Reserve Board will either object to our capital plan, in whole or in part, or provide a notice of non-objection to us. If the Federal Reserve Board objects to a capital plan, we may not make any capital distribution other than those with respect to which the Federal Reserve Board has indicated its non-objection. On March 11, 2015, we received a notice of non-objection from the Federal Reserve Board to our 2015 Capital Plan. We cannot assure you that the Federal Reserve Board will not object to any future capital plan we submit.

•	Stress Tests. In addition to capital planning, we and our banking subsidiaries are subject to capital stress testing requirements imposed by the Dodd-Frank Act that will likely require us to hold more capital than the minimum requirements applicable to us. The stress testing requirements are designed to show that we can meet our capital requirements even under stressed economic conditions.

•	Liquidity Coverage Ratio. The federal banking regulators also evaluate our liquidity as part of the supervisory process. In September 2014, the U.S. federal banking regulators issued a final rule with respect to the U.S. implementation of the Liquidity Coverage Ratio (“LCR”). This rule includes a modified version of the Basel Committee’s LCR in the United States, which applies to bank holding companies with more than $50 billion but less than $250 billion in total assets, and less than $10 billion in on-balance sheet foreign exposure, such as us. The modified version of the LCR differs in certain respects from the Basel Committee’s version of the LCR, including a narrower definition of high-quality liquid assets, different prescribed cash inflow and outflow assumptions for certain types of instruments and transactions and a shorter phase-in schedule that begins on January 1, 2016 and ends on January 1, 2017. The Basel Committee also has finalized its Net Stable Funding Ratio (“NSFR”) rule, which is expected to be adopted in the United States and could be applicable to us.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital” and “—Liquidity” in our Q1 2015 Form 10-Q incorporated by reference in this prospectus for further discussion of the capital adequacy and liquidity standards to which we are subject.

We could be required to act as a “source of strength” to our banking subsidiaries, which would have a material adverse effect on our business, financial condition and results of operations.

Federal Reserve Board policy historically required bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. The Dodd-Frank Act codified this policy as a statutory requirement. This support may be required by the Federal Reserve Board at times when we might otherwise determine not to provide it or when doing so is not otherwise in the interests of CFG or our stockholders or creditors, and may include one or more of the following:

•	We may be compelled to contribute capital to our subsidiary banks, including by engaging in a public offering to raise such capital. Furthermore, any extensions of credit from us to our banking subsidiaries that are included in the relevant bank’s capital would be subordinate in right of payment to depositors and certain other indebtedness of such subsidiary banks.

•	In the event of a bank holding company’s bankruptcy, any commitment that the bank holding company had been required to make to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

•	In certain circumstances one of our banking subsidiaries could be assessed for losses incurred by the other. In addition, in the event of impairment of the capital stock of one of our banking subsidiaries, we, as our banking subsidiary’s stockholder, could be required to pay such deficiency.

We depend on our banking subsidiaries for most of our revenue, and restrictions on dividends and other distributions by our banking subsidiaries could affect our liquidity and ability to fulfill our obligations.

As a bank holding company, we are a separate and distinct legal entity from our banking subsidiaries: CBNA and CBPA. We typically receive substantially all of our revenue from dividends from our banking subsidiaries. These dividends are the principal source of funds to pay dividends on our equity and interest and principal on our debt. Various federal and/or state laws and regulations, as well as regulatory expectations, limit the amount of dividends that our banking subsidiaries may pay. For example:

•	CBNA is required by federal law to obtain the prior approval of the OCC for the payment of cash dividends if the total of all dividends declared by CBNA in the calendar year is in excess of its current year net income combined with its retained net income of the two preceding years, less any required transfers to surplus (the “recent earnings test”).

•	CBNA may pay dividends only to the extent that retained net profits (as defined and interpreted by regulation), including the portion transferred to surplus, exceed bad debts (as defined by regulation).

•	CBPA may only pay dividends out of accumulated net earnings and dividends may not be declared unless surplus is at least equal to contributed capital.

•	Neither CBNA nor CBPA may pay a dividend if, in the opinion of the applicable federal regulatory agency, either is engaged in or is about to engage in an unsafe or unsound practice, which would include a dividend payment that would reduce either bank’s capital to an inadequate level.

As a result of the goodwill impairment recognized by CBNA in the second quarter of 2013, CBNA does not meet the recent earnings test and must obtain specific prior approval from the OCC before making a capital distribution. We expect the recent earnings test to remain negative through 2015. As a result, we expect that CBNA will be required through 2015 to obtain specific prior approval from the OCC before making a capital distribution. Since the goodwill impairment in 2013, the OCC has approved each request by CBNA to distribute to us up to 30% of its prior quarter after-tax net income. However, CBNA may not rely on past or current approvals as a guarantee of future approvals. Under the Pennsylvania Banking Code of 1965, as amended, CBPA is restricted from paying dividends in excess of accumulated net earnings. As of March 31, 2015, CBPA’s accumulated net earnings were $90 million. More generally, the banking agencies have significant discretion to limit or even preclude dividends, even if the statutory quantitative thresholds are satisfied.

We are and may be subject to regulatory actions that may have a material impact on our business.

We are involved, from time to time, in reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding our business. These regulatory actions involve, among other matters, accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief that may require changes to our business or otherwise materially impact our business. For example, in April 2013, our banking subsidiaries consented to the issuance of orders by the OCC and the FDIC (the “Consent Orders”). In the Consent Orders (which are publicly available and will remain in effect until terminated by the regulators), our banking subsidiaries neither admitted nor denied the regulators’ findings that they had engaged in deceptive marketing and implementation of the bank’s overdraft protection program, checking rewards programs and stop-payment process for pre-authorized recurring electronic fund transfers. Under the Consent Orders, our banking subsidiaries paid a total of $10 million in civil monetary penalties and $8 million in restitution to affected customers, agreed to cease and desist any operations in violation of Section 5 of the Federal Trade Commission Act and submit to the regulators’ periodic written progress reports regarding compliance with the Consent Orders. For more information regarding ongoing significant regulatory actions in which we are involved and certain identified past practices and policies, for certain of which we expect to face potential formal administrative enforcement actions, see Note 13 “Commitments and Contingencies” to our unaudited interim consolidated financial statements in our Q1 2015 Form 10-Q incorporated by reference in this prospectus.

In regulatory actions, such as those referred to above, it is inherently difficult to determine whether any loss is probable or possible to reasonably estimate the amount of any loss. We cannot predict with certainty if, how or when such proceedings will be resolved or what the eventual fine, penalty or other relief, conditions or restrictions, if any, may be, particularly for actions that are in their early stages of investigation. We expect to make significant restitution payments to our banking subsidiaries’ customers arising from certain of the consumer compliance issues and also expect to pay civil money penalties in connection with certain of these issues. Adverse regulatory actions could have a material adverse effect on our business, financial condition and results of operations.

We are and may be subject to litigation that may have a material impact on our business.

Our operations are diverse and complex and we operate in legal and regulatory environments that expose us to potentially significant litigation risk. In the normal course of business, we have been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with our activities as a financial services institution, including with respect to alleged unfair or deceptive business practices and mis-selling of certain products. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the entities that would otherwise be the primary defendants in such cases are bankrupt or in financial distress. In 2014, we settled legal actions alleging violations under the Fair Labor Standards Act and certain state fair wage laws. Moreover, a number of recent judicial decisions have upheld the right of borrowers to sue lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has either violated a duty, whether implied or contractual, of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or stockholders. This could increase the amount of private litigation to which we are subject. For more information regarding ongoing significant legal proceedings in which we are involved and certain identified past practices and policies for which we could face potential civil litigation, see Note 13 “Commitments and Contingencies” to our unaudited interim consolidated financial statements in our Q1 2015 Form 10-Q incorporated by reference in this prospectus.

In disputes and legal proceedings, such as those referred to above, it is inherently difficult to determine whether any loss is probable or possible to reasonably estimate the amount of any loss. We cannot predict with certainty if, how or when such proceedings will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for proceedings that are in their early stages of development or where plaintiffs seek substantial or indeterminate damages. Numerous issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, determination of issues related to class certification and the calculation of damages and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a loss or additional loss or range of loss or additional loss can be reasonably estimated for any proceeding. Adverse judgments in litigation or adverse regulatory actions could have a material adverse effect on our business, financial condition and results of operations.

The Dodd-Frank Act has changed and will likely continue to substantially change the legal and regulatory framework under which we operate our business.

On July 21, 2010, President Obama signed into law the Dodd-Frank Act, which has changed and will likely continue to substantially change the legal and regulatory framework under which we operate. The Dodd-Frank Act represents a significant overhaul of many aspects of the regulation of the financial-services industry, addressing, among other things, (i) systemic risk, (ii) capital adequacy, (iii) consumer financial protection, (iv) interchange fees, (v) mortgage lending practices, and (vi) regulation of derivatives and securities markets. A significant number of the provisions of the Dodd-Frank Act still require extensive rulemaking and interpretation by regulatory authorities. In several cases, authorities have extended implementation periods and delayed effective dates. Accordingly, in many respects the ultimate impact of the Dodd-Frank Act and its effects on the U.S. financial system and on us will not be known for an extended period of time.

The following are some of the current provisions of the Dodd-Frank Act that may affect our operations:

•	Creation of the CFPB with centralized authority for consumer protection in the banking industry.

•	New limitations on federal preemption.

•	Application of heightened capital, liquidity, single counterparty credit limits, stress testing, risk management and other enhanced prudential standards.

•	Changes to the assessment base for deposit insurance premiums.

•	Creation of a new framework for the regulation of over-the-counter derivatives and new regulations for the securitization market and the strengthening of the regulatory oversight of securities and capital markets by the SEC.

Some of these and other major changes under the Dodd-Frank Act could materially impact the profitability of our business, the value of assets we hold or the collateral available for coverage under our loans, require changes to our business practices or force us to discontinue businesses and expose us to additional costs, taxes, liabilities, enforcement actions and reputational risk.

The Dodd-Frank Act’s provisions and related rules that restrict bank interchange fees may negatively impact our revenues and earnings.

Pursuant to the Dodd-Frank Act, the Federal Reserve Board adopted rules effective October 1, 2011, limiting the interchange fees that may be charged with respect to electronic debit transactions. Interchange fees, or “swipe” fees, are charges that merchants pay to us and other credit card companies and card-issuing banks for processing electronic payment transactions. Since taking effect, these limitations have reduced our debit card interchange revenues and have created meaningful compliance costs. Additional limits may further reduce our debit card interchange revenues and create additional compliance costs.

The CFPB’s residential mortgage regulations could adversely affect our business, financial condition or results of operations.

The CFPB finalized a number of significant rules that will impact nearly every aspect of the lifecycle of a residential mortgage. These rules implement the Dodd-Frank Act amendments to the Equal Credit Opportunity Act, the Truth in Lending Act and the Real Estate Settlement Procedures Act. The final rules require banks to, among other things: (i) develop and implement procedures to ensure compliance with a new “reasonable ability to repay” test and identify whether a loan meets a new definition for a “qualified mortgage,” (ii) implement new or revised disclosures, policies and procedures for servicing mortgages including, but not limited to, early intervention with delinquent borrowers and specific loss mitigation procedures for loans secured by a borrower’s principal residence, (iii) comply with additional restrictions on mortgage loan originator compensation, and (iv) comply with new disclosure requirements and standards for appraisals and escrow accounts maintained for “higher priced mortgage loans.” These new rules create operational and strategic challenges for us, as we are both a mortgage originator and a servicer. For example, business models for cost, pricing, delivery, compensation and risk management will need to be reevaluated and potentially revised, perhaps substantially. Additionally, programming changes and enhancements to systems will be necessary to comply with the new rules. We also expect additional rulemaking affecting our residential mortgage business to be forthcoming. These rules and any other new regulatory requirements promulgated by the CFPB and state regulatory authorities could require changes to our business, in addition to the changes we have been required to make thus far. Such changes would result in increased compliance costs and potential changes to our product offerings, which would have an adverse effect on the revenue derived from such business.

The Dodd-Frank Act’s consumer protection regulations could adversely affect our business, financial condition or results of operations.

The Federal Reserve Board enacted consumer protection regulations related to automated overdraft payment programs offered by financial institutions. Prior to the enactment of these regulations, our overdraft and insufficient funds fees represented a significant amount of noninterest fees. Since taking effect on July 1, 2010, the fees received by us for automated overdraft payment services have decreased, thereby adversely impacting our noninterest income. Complying with these regulations has resulted in increased operational costs for us, which may continue to rise. The actual impact of these regulations in future periods could vary due to a variety of factors, including changes in customer behavior, economic conditions and other factors, which could adversely affect our business, financial condition or results of operations. The CFPB has since then published additional studies of overdraft practices and has announced that it is considering enacting further regulations regarding overdrafts and related services.

The consumer protection provisions of the Dodd-Frank Act and the examination, supervision and enforcement of those laws and implementing regulations by the CFPB have created a more intense and complex environment for consumer finance regulation. The CFPB is authorized to engage in consumer financial education, track consumer complaints, request data and promote the availability of financial services to underserved consumers and communities. We expect increased oversight of financial services products by the CFPB, which is likely to affect our operations. The CFPB has significant authority to implement and enforce federal consumer finance laws, including the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Credit Billing Act and new requirements for financial services products provided for in the Dodd-Frank Act, as well as the authority to identify and prohibit unfair, deceptive or abusive acts and practices (“UDAAP”). The review of products and practices to prevent UDAAP is a continuing focus of the CFPB, and of banking regulators more broadly. The ultimate impact of this heightened scrutiny is uncertain but could result in changes to pricing, practices, products and procedures. It could also result in increased costs related to regulatory oversight, supervision and examination, additional remediation efforts and possible penalties.

In addition, the Dodd-Frank Act provides the CFPB with broad supervisory, examination and enforcement authority over various consumer financial products and services, including the ability to require reimbursements and other payments to customers for alleged legal violations, and to impose significant penalties, as well as injunctive relief that prohibits lenders from engaging in allegedly unlawful practices. The CFPB also has the authority to obtain cease and desist orders providing for affirmative relief and/or monetary penalties. The Dodd-Frank Act and accompanying regulations, including regulations to be promulgated by the CFPB, are being phased in over time, and while some regulations have been promulgated, many others have not yet been proposed or finalized. For example, the CFPB has announced that it is considering new rules regarding debt collection practices, and has proposed new regulations of prepaid accounts and proposed amendments to its regulations implementing the Home Mortgage Disclosure Act. We cannot predict the terms of all of the final regulations, their intended consequences or how such regulations will affect us or our industry.

The Dodd-Frank Act does not prevent states from adopting stricter consumer protection standards. State regulation of financial products and potential enforcement actions could also adversely affect our business, financial condition or results of operations.

Compliance with anti-money laundering and anti-terrorism financing rules involve significant cost and effort.

We are subject to rules and regulations regarding money laundering and the financing of terrorism. Monitoring compliance with anti-money laundering and anti-terrorism financing rules can put a significant financial burden on banks and other financial institutions and poses significant technical challenges. Although we believe our current policies and procedures are sufficient to comply with applicable rules and regulations, we cannot guarantee that our anti-money laundering and anti-terrorism financing policies and procedures completely prevent situations of money laundering or terrorism financing. Any such failure events may have severe consequences, including sanctions, fines and reputational consequences, which could have a material adverse effect on our business, financial condition or results of operations.

We may become subject to more stringent regulatory requirements and activity restrictions, or have to restructure, if the Federal Reserve Board and FDIC determine that our resolution plan is not credible.

Federal Reserve Board and FDIC regulations require bank holding companies with more than $50 billion in assets to submit resolution plans that, in the event of material financial distress or failure, establish the rapid, orderly and systemically safe liquidation of the company under the U.S. Bankruptcy Code. Insured depository institutions with more than $50 billion in assets must submit to the FDIC a resolution plan whereby they can be resolved in a manner that is orderly and that ensures that depositors will receive access to insured funds within certain required timeframes. If the Federal Reserve Board and the FDIC jointly determine that the resolution plan of a company is not credible, and the company fails to cure the deficiencies in a timely manner, then the Federal Reserve Board and the FDIC may jointly impose on the company, or on any of its subsidiaries, more stringent capital, leverage or liquidity requirements or restrictions on growth, activities or operations, or require the divestment of certain assets or operations. If the Federal Reserve Board and the FDIC determine that our resolution plan is not credible or would not facilitate our orderly resolution under the U.S. Bankruptcy Code, we could become subject to more stringent regulatory requirements or business restrictions, or have to divest certain of our assets or businesses. Any such measures could have a material adverse effect on our business, financial condition or results of operations.

Risks Related to the Notes

Our obligations under the notes will be unsecured and subordinated.

The notes will be our unsecured and subordinated obligations and will rank junior in right of payment to all of our existing and future indebtedness that is not by its terms subordinate to or equal in right of payment to the notes. As of March 31, 2015, CFG had $69 million of indebtedness outstanding that would have ranked senior in right of payment to the notes and $2.4 billion of indebtedness outstanding that would have ranked equal in right of payment with the notes.

In the case of any bankruptcy, insolvency, receivership, conservatorship, reorganization, readjustment of debt, marshaling of assets and liabilities or similar proceedings or any liquidation or dissolution or winding up involving us, whether voluntary or involuntary, all of our obligations to holders of our senior indebtedness will be entitled to be paid in full before any payment can be made on account of the principal of, or premium, if any, or interest, if any, on the notes. In the event and during the continuation of any default in the payment of principal of, or premium, if any, or interest, if any, on, any senior indebtedness beyond any applicable grace period, or in the event that any event of default with respect to any senior indebtedness has occurred and is continuing, or would occur as a result of certain payments, permitting the holders of the relevant Senior Indebtedness (or a trustee on behalf of the holders thereof) to accelerate its maturity, then, unless and until we cure the default or event of default or the default or event of default is waived or ceases to exist, we will not make any payment of the principal of, or premium, if any, or interest, if any, on the notes, or in respect of any redemption, exchange, retirement, purchase or other acquisition of any of the notes.

Our ability to pay principal and interest on the notes depends upon the results of operations of our subsidiaries.

Our ability to pay principal and interest on the notes is primarily dependent on the receipt of dividends, distributions and other payments from our subsidiaries. Payments to us by our subsidiaries will be contingent upon our subsidiaries’ earnings, business considerations and various regulatory considerations.

The notes will be structurally subordinated to the obligations of our subsidiaries, which are not guarantors of the notes.

Because we are a non-operating holding company, our rights and the rights of its creditors, including the holders of the notes, to participate in the assets of any subsidiary during that subsidiary’s liquidation or reorganization will be subject to the prior claims of the subsidiary’s creditors unless we are a creditor with recognized claims against the subsidiary. In addition, any extensions of credit from us to one of our bank subsidiaries that are included in the relevant bank’s capital would be subordinate in right of payment to depositors and to certain other indebtedness of such subsidiary banks. Claims from creditors (other than us) against the subsidiaries may include long-term and medium-term debt and substantial obligations related to deposit liabilities, federal funds purchased, securities sold under repurchase agreements and other short-term borrowings. The notes are not obligations of our subsidiaries or guaranteed by our subsidiaries, and our subsidiaries have no obligation to pay any amounts due on the notes. The indenture relating to the notes does not limit the ability of our subsidiaries to issue or incur additional debt. As of March 31, 2015, our subsidiaries had $14.9 billion of liabilities (excluding deposits and deferred taxes) which would be structurally senior to the notes.

The indenture relating to the notes will not restrict the amount of additional debt that we may incur.

The notes and indenture under which the notes will be issued will not place any limitation on the amount of secured or unsecured debt, including senior indebtedness, that we may incur. Our incurrence of additional debt may have important consequences for you as a holder of the notes, including making it more difficult for us to satisfy our obligations with respect to the notes, a loss in the trading value, if any, of your notes, and a risk that the credit rating of the notes is lowered or withdrawn.

Holders of the notes will have limited rights if there is an event of default.

Payment of the principal of the notes may be accelerated only in the event of certain events of bankruptcy or insolvency involving us. There is no right of acceleration in the case of default in the payment of principal of, or interest on, the notes or in the performance of any of our other obligations under the notes. See “Description of the Notes—Defaults; Events of Default.”

The indenture relating to the notes contains no financial covenants and does not contain a provision that would provide protection against a dramatic decline in credit quality.

The indenture relating to the notes contains no financial covenants and does not restrict us from paying dividends or issuing or repurchasing other securities. In addition, the indenture does not contain any provision that would provide protection to the holders of the notes against a sudden and dramatic decline in credit quality resulting from a merger, takeover, recapitalization or similar restructuring or any other event involving us or our subsidiaries that may adversely affect our credit quality.

Our credit ratings may not reflect all risks of an investment in the notes.

Our credit ratings are an assessment of our ability to pay our obligations as they become due. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the notes. Our credit ratings, however, may not reflect the potential risks related to the market or other factors on the value of the notes. Furthermore, because your return on the notes depends upon factors in addition to our ability to pay our obligations, an improvement in our credit ratings will not necessarily reduce the other investment risks related to the notes. A credit rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by the rating agency at any time.

Changes in our credit ratings may affect the value of the notes.

There is no assurance that a rating will remain for any given period of time or that a rating will not be suspended, lowered or withdrawn by the relevant rating agency if, in its judgment, circumstances in the future so warrant. In the event that a rating assigned to the notes or to us is subsequently suspended, lowered or withdrawn for any reason, the market value of the notes is likely to be adversely affected.

There may not be any trading market for the notes.

There is currently no secondary market for the notes and we cannot assure you that one will develop. Even if a market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few or no buyers if you choose to sell your notes prior to maturity and this may reduce the price you receive or your ability to sell the notes at all.

Some or all of the underwriters have advised us that they presently intend to make a market in the notes after the completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without notice.

Any trading market for, and trading value of, the notes may be affected by a number of factors. These factors include, but are not limited to:

•	our financial performance;

•	the level of liquidity of the notes;

•	the time remaining to maturity of the notes;

•	the aggregate amount outstanding of the relevant notes;

•	any redemption features of the notes;

•	the market for similar securities; and

•	the level, direction and volatility of market interest rates generally.

As a result of these factors, you may not be able to sell your notes at a price you believe is appropriate or that is at least equal to the price you paid for the notes or the principal amount of the notes.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements under the captions “Prospectus Summary” and “Risk Factors” and in other sections of this prospectus and under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” in our Q1 2015 Form 10-Q and 2014 Form 10-K, as applicable, and other documents incorporated by reference herein that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements may relate to our financial condition, results of operations, plans, objectives, future performance and business, including, but not limited to, statements with respect to expected earnings levels, the adequacy of the allowance for credit losses, delinquency trends, market risk and the impact of interest rate changes, capital market conditions, capital composition and adequacy and liquidity, the effect of legal proceedings and new accounting standards on our financial condition and results of operations. Forward-looking statements are not guarantees of future performance, are based on management’s current expectations and, by their nature, involve certain risks, uncertainties, estimates and assumptions by management that are difficult to predict. Various factors, some of which are beyond our control, could cause actual results to differ materially from those expressed in, or implied by, such forward-looking statements, including those factors discussed under the caption entitled “Risk Factors” in this prospectus and the other documents incorporated by reference herein. You should specifically consider the numerous risks outlined under “Risk Factors,” which may include more information about factors that could cause actual results to differ materially from those described in these forward-looking statements. Other factors that might cause such a difference include, but are not limited to:

•	negative economic conditions that adversely affect the general economy, housing prices, the job market, consumer confidence and spending habits which may affect, among other things, the level of nonperforming assets, charge-offs and provision expense;

•	the rate of growth in the economy and employment levels, as well as general business and economic conditions;

•	our ability to implement our strategic plan, including the cost savings and efficiency components, and achieve our indicative performance targets;

•	our ability to remedy regulatory deficiencies and meet supervisory requirements and expectations;

•	liabilities resulting from litigation and regulatory investigations;

•	our capital and liquidity requirements (including under regulatory capital standards, such as the Basel III capital standards) and our ability to generate capital internally or raise capital on favorable terms;

•	the effect of the current low interest rate environment or changes in interest rates on our net interest income, net interest margin and our mortgage originations, mortgage servicing rights and mortgages held for sale;

•	changes in interest rates and market liquidity, as well as the magnitude of such changes, which may reduce interest margins, impact funding sources and affect the ability to originate and distribute financial products in the primary and secondary markets;

•	the effect of changes in the level of checking or savings account deposits on our funding costs and net interest margin;

•	financial services reform and other current, pending or future legislation or regulation that could have a negative effect on our revenue and businesses, including the Dodd-Frank Act and other legislation and regulation relating to bank products and services;

•	a failure in or breach of our operational or security systems or infrastructure, or those of our third party vendors or other service providers, including as a result of cyber-attacks;

•	management’s ability to identify and manage these and other risks; and

•	any failure by us to successfully replicate or replace certain functions, systems and infrastructure provided by the RBS Group.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We undertake no obligation to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations, except as required by law.

USE OF PROCEEDS

The net proceeds to us from the sale of the $250,000,000 aggregate principal amount of the notes offered by us, after deduction of the discount and estimated offering expenses payable by us, are anticipated to be approximately $        . We intend to use the net proceeds received by us for the Repurchase Transaction.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2015:

•	on an actual basis; and

•	as adjusted to give effect to the this offering and application of the net proceeds received therefrom as set forth under “Use of Proceeds.”

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited interim consolidated financial statements and notes in our Q1 2015 Form 10-Q incorporated by reference in this prospectus.

	As of March 31, 2015
	Actual	As Adjusted
	(in millions)	(in millions)
Debt:
Short-term borrowed funds:
Federal funds purchased	$—	$—
Securities sold under agreements to repurchase	4,421	4,421
Other short-term borrowed funds (primarily current portion of FHLB advances)	7,004	7,004

Total short-term borrowed funds	$11,425	$11,425

Long-term borrowed funds:
Citizens Financial Group, Inc.
4.150% fixed rate subordinated debt, due 2022	$350	$350
5.158% fixed-to-floating rate subordinated debt, (LIBOR + 3.56%) callable, due 2023(1)	333	333
4.771% fixed rate subordinated debt, due 2023(1)	333	333
4.691% fixed rate subordinated debt, due 2024(1)	334	334
4.153% fixed rate subordinated debt, due 2024(1)	333	333
4.023% fixed rate subordinated debt, due 2024(1)	333	333
4.082% fixed rate subordinated debt, due 2025(1)	334	334
% subordinated notes due 2025 offered hereby	—	250

	2,350	2,600
Banking Subsidiaries
1.600% senior unsecured notes, due 2017(2)	750	750
2.450% senior unsecured notes, due 2019(2)(3)	755	755
Federal Home Loan Advances due through 2033	20	20
Other	29	29

	1,554	1,554

Total long-term borrowed funds	$3,904	$4,154

Total debt	$15,329	$15,579

Stockholders’ equity:
Preferred Stock(4)	$—	$—
Common Stock	6	6
Additional paid-in capital	18,707	18,707
Retained earnings	1,448	1,448
Treasury stock	(357)	(607)
Accumulated other comprehensive loss	(240)	(240)

Total stockholders’ equity	$19,564	$19,314

Total capitalization	$34,893	$34,893

(1)	Intercompany borrowed funds with the RBS Group. See “Related Party Transactions” included in our Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 10, 2015 and Note 14 “Related Party Transactions” to our unaudited interim consolidated financial statements in our Q1 2015 Form 10-Q incorporated by reference in this prospectus.

(2)	These securities were issued under CBNA’s Global Bank Note Program dated December 1, 2014.

(3)	$750 million principal balance of unsecured notes presented net of $5 million hedge of interest rate risk on medium term debt using interest rate swaps. See Note 12 “Derivatives” to our unaudited interim consolidated financial statements in our Q1 2015 Form 10-Q incorporated by reference in this prospectus.

(4)	On April 6, 2015, we issued $250 million, or 250,000 shares, of our 5.500% fixed-to-floating rate non-cumulative perpetual Series A Preferred Stock, par value $25.00 per share with a liquidation preference of $1,000 per share.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

	Three Months Ended March 31, 2015	Year Ended
		December 31, 2014	December 31, 2013		December 31, 2012	December 31, 2011	December 31, 2010
Ratio of Earnings to Fixed Charges(1)	3.6	4.0	(5.9	)(2)	2.5	1.8	1.0	(3)

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings consist of earnings before income taxes but do not include dividends on preferred securities or income (loss) on discontinued operations, whether or not paid. Fixed charges consist of interest cost, including interest on deposits, interest on discontinued operations, and that portion of rent expense estimated to be representative of the interest factor.

(2)	The deficiency for this period was $3,468 million due in part to a goodwill impairment charge of $4,435 million ($4,080 million after tax).

(3)	The deficiency for this period was $49 million.

DESCRIPTION OF THE NOTES

This prospectus summarizes specific terms and provisions of the notes. The following summary of the terms and provisions of the notes does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of the Indenture, including the definitions therein of certain terms. As used in this “Description of the Notes,” references to the “Company,” “we,” “us,” “our” and “CFG” refer to Citizens Financial Group, Inc. and not its subsidiaries. Capitalized terms used in this “Description of the Notes” section and not otherwise defined have the meanings set forth under “—Certain Definitions.”

General

The notes are to be issued under a subordinated indenture dated September 28, 2012, as supplemented by an eighth supplemental indenture dated as of                     , 2015 (as so supplemented, the “Indenture”), between us and The Bank of New York Mellon, as trustee (the “Trustee”). The notes and the Indenture are governed by, and shall be construed in accordance with, the laws of the State of New York. The Bank of New York Mellon also will act as Paying Agent and Securities Registrar for the notes. Under the Indenture, we may offer, from time to time, series of subordinated notes under the Indenture (the “Subordinated Debt Securities”) . We are not prohibited from incurring additional Senior Indebtedness.

Payment of principal on the notes may be accelerated only in the case of certain events of bankruptcy or insolvency. If we do not pay an installment of interest on the notes on the applicable Interest Payment Date, or do not pay all or any part of the principal on the Maturity Date, holders of the notes will not be able to accelerate the maturity of the principal of the notes by reason of such nonpayment. See “—Subordination to Senior Indebtedness” and “—Events of Default; Defaults” below.

Except as set forth below, the notes will be issued in fully registered global form in the name of the nominee of The Depository Trust Company (“DTC”), in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. The notes will be issued on the issue date therefor only against payment in immediately available funds.

Ranking

The notes will be our unsecured and subordinated obligations and will rank:

•	junior in right of payment to all of our existing and future Senior Indebtedness;

•	equal in right of payment with any of our existing or future Indebtedness Ranking on a Parity with the Subordinated Debt Securities; and

•	senior to any of our existing and future Indebtedness Ranking Junior to the Subordinated Debt Securities.

None of our existing or future subsidiaries will guarantee our obligations under the notes, and the notes will be structurally subordinated to all existing and future liabilities of our existing and future subsidiaries.

Subordination to Senior Indebtedness

Our obligation to make any payment on account of the principal of, or premium, if any, and interest, if any, on the notes will be subordinate and junior in right of payment to our obligations to the holders of our Senior Indebtedness to the extent described herein.

In the case of any bankruptcy, insolvency, receivership, conservatorship, reorganization, readjustment of debt, marshaling of assets and liabilities or similar proceedings or any liquidation or dissolution or winding up involving us, whether voluntary or involuntary, all of our obligations to holders of our Senior Indebtedness will be entitled to be paid in full before any payment, whether in cash, property, or otherwise, can be made on account of the principal of, or premium, if any, or interest, if any, on the Subordinated Debt Securities of any series, including the notes. In the event and during the continuation of any default in the payment of principal of, or premium, if any, or interest, if any, on, any Senior Indebtedness beyond any applicable grace period, or in the event that any event of default with respect to any Senior Indebtedness has occurred and is continuing, or would occur as a result of certain payments, permitting the holders of the relevant Senior Indebtedness (or a trustee on behalf of the holders thereof) to accelerate its maturity, then, unless and until we cure the default or event of default or the default or event of default is waived or ceases to exist, we will not make any payment of the principal of, or premium, if any, or interest, if any, on the Subordinated Debt Securities, including the notes, or in respect of any redemption, exchange, retirement, purchase or other acquisition of any of the Subordinated Debt Securities, including the notes.

By reason of the above subordination in favor of the holders of our Senior Indebtedness, in the event of our bankruptcy or insolvency, holders of our Senior Indebtedness may receive more, ratably, and holders of the notes having a claim pursuant to the notes may receive less, ratably, than our other creditors.

Interest

Interest on the notes will be payable semi-annually on January 30 and July 30 of each year commencing on January 30, 2016 (each an “Interest Payment Date”) at a rate equal to     %. Interest payable on each Interest Payment Date will include interest accrued from and including             , 2015, or from and including the most recent Interest Payment Date to which interest has been paid or duly provided for, to but excluding the next Interest Payment Date. Interest payable prior to maturity will be payable to the persons in whose names the notes are registered at the close of business on the 15th calendar day preceding an Interest Payment Date. The interest payment at maturity will include interest accrued to but excluding the maturity date and will be payable to the persons to whom principal is payable. If an Interest Payment Date is not a Business Day, we will make the interest payment on the next succeeding Business Day, but interest on that interest payment will not accrue or be payable as a result of such delay in payment.

Further Issues

We may from time to time, without notice to or the consent of the registered holders of the notes, issue further notes ranking pari passu with the notes issued in this offering and with identical terms in all respects (or in all respects except for the offering price, the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes) and provide that such further notes may be consolidated and form a single series with the notes issued in this offering. Any further notes issued as part of a single series with the notes issued in this offering will have a separate CUSIP number unless such further notes are fungible with the notes issued in this offering for tax and securities law purposes.

No Additional Amounts

In the event that any payment on the notes is subject to withholding of any U.S. federal income tax or other tax or assessment (as a result of a change in law or otherwise), we will not pay additional amounts with respect to such tax. For a discussion relating to certain U.S. federal income tax consequences of the ownership and disposition of the notes for non-U.S. holders, see “Material U.S. Federal Income Tax Consequences—Tax Consequences to Non-U.S. Holders.”

Redemption

General

At maturity, the amount due and payable on the notes will be equal to 100% of their principal amount outstanding, together with interest accrued but unpaid thereon to such maturity date.

Prior to July 1, 2025 (30 days prior to their maturity date), the notes may not be redeemed. At any time on or after July 1, 2025, the notes may be redeemed, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

The notes are not subject to any sinking fund.

No redemption or early redemption of amounts owed under the notes may be made without the prior written consent of the Federal Reserve.

Redemption Procedures

Any redemption of the notes may be made by providing not less than 30 days’ and not more than 60 days’ notice to the holders of the notes. The redemption price resulting from election to redeem the notes on or after July 1, 2025, will be equal to 100% of the outstanding principal amount of the notes to be redeemed together with any accrued and unpaid interest (the “Redemption Price”) to, but excluding the date fixed for redemption (the “Redemption Date”). If the Redemption Price in respect of the notes is not paid on the Redemption Date, interest on the outstanding principal amount of the notes will continue to accrue until the Redemption Price is actually paid or set aside for payment.

Consolidation, Merger and Sale of Assets

Under the Indenture, we may consolidate with or merge into any other corporation or convey, transfer or lease our properties and assets substantially as an entirety to any person without the consent of the holders of any of the notes, provided that:

(a)	the successor is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia;

(b)	the successor corporation expressly assumes, by an indenture supplemental to the Indenture, our obligation for the due and punctual payment of the principal, premium, if any, and interest, if any, on all of the Subordinated Debt Securities under the Indenture and the performance of every covenant of the Indenture on our part to be performed or observed;

(c)	after giving effect to the transaction, and treating any indebtedness that becomes an obligation of the successor corporation as a result of such transaction as having been incurred by the successor corporation at the time of such transaction, no Default under the Indenture, and no event that, after notice or lapse of time, or both, would become an Event of Default or a Default, as the case may be, shall have happened and be continuing; and

(d)	certain other conditions are met.

Modification and Waiver

Without the consent of any holders of any notes, we and the Trustee may amend or supplement the Indenture or the notes:

(a)	to evidence the succession of a successor corporation of our obligations under the Indenture and the outstanding notes;

(b)	to add to our covenants for the benefit of the holders of all or any series of the notes under the Indenture or surrender any right or power we have under the Indenture or provide for guarantees of any series of the notes;

(c)	to add any additional Defaults or Events of Default;

(d)	to change or eliminate any restrictions on the payment of principal of the notes, provided it does not materially adversely affect the interests of any holder of the notes;

(e)	to change anything that does not does not materially adversely affect the interests of any holder of the notes;

(f)	to cure any ambiguity, defect or inconsistency in the Indenture; and

(g)	to effect certain other limited purposes described in the Indenture.

The Indenture provides that we and the Trustee may modify or amend the Indenture with the consent of the holders of not less than a majority in principal amount of the outstanding notes; provided that any modification or amendment may not, without the consent of the holder of each outstanding note affected thereby:

(a)	change the stated maturity of the principal of, or any installment of principal of or interest on, any note;

(b)	reduce the principal amount of, or rate or amount of interest, if any, on, or any premium payable upon the redemption of any note;

(c)	reduce the amount of principal of any discount security that would be due and payable upon a declaration of acceleration of the maturity thereof or the amount provable in bankruptcy;

(d)	adversely affect any right of repayment at the option of any holder of any note;

(e)	change the place or currency of payment of principal of, or any premium or interest on, any note;

(f)	impair the right to institute suit for the enforcement of any payment on or with respect to any note on or after the stated maturity thereof (or, in the case of redemption or repayment at the option of the holder, on or after the redemption date or repayment date);

(g)	reduce the percentage of principal amount of outstanding notes of any series, the consent of whose holders is required for modification or amendment of the Indenture, or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults and their consequences; or

(h)	modify certain provisions of the Indenture relating to amendments of the Indenture requiring the consent of holders and waiver of past defaults or covenants, except to increase the percentage of holders required to consent to amendment or modification thereof or to provide that certain other Indenture provisions cannot be modified or waived without the consent of the holder of each outstanding note affected thereby.

The holders of not less than a majority in principal amount of the outstanding notes may, on behalf of all holders of notes, waive, insofar as the notes are concerned, compliance by us with certain terms, conditions and provisions of the Indenture. The holders of not less than a majority in principal amount of the outstanding notes may, on behalf of all holders of notes, waive any past default under the applicable indenture with respect to the notes and its consequences, except that a default in the payment of principal or premium, if any, or interest, if any, or in respect of a covenant or provision which under the Indenture or applicable supplemental indenture cannot be modified or amended without the consent of the holder of each outstanding note.

The Indenture further provides that, in determining whether the holders of the requisite principal amount of notes outstanding have performed any act under the Indenture, notes owned by the Company or any other obligor upon the notes or any affiliate of the Company or of such other obligor shall be disregarded and deemed not to be outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such act, only notes that the Trustee knows to be so owned shall be so disregarded.

Defeasance and Covenant Defeasance

The Indenture provides that we may elect:

(a)	to defease and be discharged from our obligations with respect to the notes (except the obligations to register the transfer of or exchange the notes; to replace temporary or mutilated, destroyed, lost or stolen notes; to maintain an office or agency in respect of the notes; and to hold moneys for payment in trust) (“defeasance”); or

(b)	to be released from our obligations with respect to the notes of or within a series under the provisions described under “—Consolidation, Merger and Sale of Assets” above or, if provided pursuant to a supplemental indenture, our obligations with respect to any other restrictive covenant, and any omission to comply with these obligations will not constitute a default or an Event of Default under the Indenture with respect to the notes (“covenant defeasance”);

in either case by:

•	depositing irrevocably with the Trustee as trust funds in trust (i) money in an amount, or (ii) U.S. Government Obligations (as defined in the Indenture) in an amount which through the payment of interest and principal in respect thereof in accordance with their terms will provide, not later than one business day before the due date of any payment, money in an amount, or (iii) a combination of (i) and (ii), in any such case sufficient to pay the principal of and premium, if any, and interest, if any, on the notes on the dates such installments of interest or principal and premium applicable to the notes are due; and

•	satisfying certain other conditions precedent specified in the Indenture.

Any defeasance or covenant defeasance of the notes is conditioned among other things upon our delivery of an opinion of legal counsel that the beneficial owners of such Subordinated Debt Securities will have no U.S. federal income tax consequences as a result of the deposit and termination and an officers’ certificate that all conditions precedent to the defeasance have been met.

No defeasance of amounts owed under the notes may be made without the prior written consent of the Federal Reserve, if such consent is then required by the Federal Reserve.

If we exercise our covenant defeasance option with respect to the notes and the notes are declared due and payable because of the occurrence of any Event of Default other than with respect to a covenant as to which there has been covenant defeasance as described above, the money and U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the notes at their stated maturity but may not be sufficient to pay amounts due on the notes at the time of acceleration relating to the Event of Default. However, we would remain liable to make payment of the amounts due at the time of acceleration. Provisions of the Indenture relating to defeasance will be applicable to the notes beginning on the fifth anniversary of issuance.

We may from time to time repurchase the notes in open market purchases or negotiated transactions without prior notice to holders.

Any repurchases or defeasance of the notes will be subject to our obtaining the prior approval of the Federal Reserve and any additional requirements that the Federal Reserve may impose with respect to repurchases or defeasance of the notes. Notwithstanding the foregoing, if, due to a change in law, regulation or policy subsequent to the issuance of the notes, the Federal Reserve does not require that repurchases or defeasance of instruments be subject to Federal Reserve approval in order for the instrument to be accorded Tier 2 Capital treatment, then no such approval of the Federal Reserve will be required for such repurchases or defeasance.

Reports and Other Information

We covenant to file with, or make available to, the Trustee, within 15 days after we are required to file the same with the Commission, copies of the annual reports and of the information, documents, and other reports that we may be required to file with the Commission pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) or pursuant to Section 314 of the Trust Indenture Act of 1939; provided that any document publicly available on the Commission’s Electronic Data Gathering, Analysis and Retrieval system shall satisfy the requirements hereof if we provide the Trustee with written notice when any such document is filed.

Events of Default; Defaults

The only Events of Default under the Indenture with respect to the notes will be certain events in bankruptcy, receivership or insolvency involving us.

If an “Event of Default” with respect to the notes occurs as a result of bankruptcy, receivership, insolvency or reorganization involving us, the principal of all outstanding notes, premium, if any, and any interest accrued thereon shall become due and payable immediately without any further action on the part of the Trustee or the holders of that series of the notes.

The application of the foregoing paragraph and any other rights under the Indenture would, in the event of the bankruptcy or insolvency involving us, be subject to applicable bankruptcy law (including, for example, the automatic stay imposed under U.S. federal bankruptcy law) and to the broad equity powers of a federal bankruptcy court, including, among other things, a determination by a court of the nature and status of the payment of claims in respect of the notes. At any time after a declaration of acceleration with respect to the notes has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of outstanding notes may, under certain circumstances, rescind and annul the acceleration but only if all Defaults have been remedied, or, if permitted, waived, and if certain other conditions have been satisfied.

The following events will be “Defaults” under the Indenture with respect to the notes:

(a)	failure to pay principal of or premium, if any, on any notes at maturity, continued for seven days;

(b)	failure to pay any interest, if any, on any notes when due and payable, continued for 30 days; and

(c)	failure to perform any of our covenants or warranties in the Indenture (other than a covenant or warranty a default in whose performance or whose breach is specifically dealt with elsewhere in the Indenture, or a covenant or warranty included in the Indenture solely for the benefit of a series of Subordinated Debt Securities other than the notes), which failure continues for 60 days after written notice to us by the Trustee or to us and the Trustee by the holders of at least 25% in principal amount of the outstanding notes as provided in the Indenture.

The maturity of the notes will be subject to acceleration only upon the occurrence of an Event of Default. There will be no right of acceleration upon the occurrence of any Default other than an Event of Default. If a Default with respect to the notes occurs and is continuing, the Trustee may, subject to certain limitations and conditions, seek to enforce its rights and the rights of the holders of notes (including, without limitation, the right to timely payment of interest) or the performance of any covenant or agreement in the Indenture, including by instituting a judicial proceeding for the collection of sums due and unpaid. The Indenture provides that any judgment received in respect of any obligation in respect of the notes will be subordinated to the same extent as any other right to payment under the notes.

The Indenture provides that, subject to the duty of the Trustee upon the occurrence of a Default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of notes unless the same holders shall have offered to the Trustee reasonable indemnity or security against the costs, expenses and liabilities which may be incurred. Subject to certain provisions, the holders of a majority in principal amount of the outstanding notes will have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, with respect to the notes.

We are required to annually furnish to the Trustee an officers’ certificate as to the performance and observance by us of certain of the terms, provisions and conditions under the Indenture and as to the absence of default.

Regarding the Trustee

The Bank of New York Mellon, the Trustee under the Indenture, has a designated corporate trust office at 101 Barclay Street, New York, New York 10286. We and our banking subsidiaries maintain banking relationships with the Trustee.

Replacement Debt Securities

If a note is mutilated, destroyed, lost or stolen, it may be replaced at the corporate trust office of the Trustee in the City and State of New York upon payment by the holder of expenses that we and the Trustee may incur in connection therewith and the furnishing of evidence and indemnity as we and the Trustee may require. Mutilated Debt Securities must be surrendered before new notes will be issued.

Notices

Any notice required to be given to a holder of a Subordinated Note will be mailed to the last address of the holder set forth in the applicable security register, and any notice so mailed shall be deemed to have been received by the holder, whether or not the holder actually receives the notice.

Governing Law

The notes will be governed by and construed in accordance with the laws of the State of New York.

Depositary

Upon issuance, the notes will be represented by fully registered global notes (“global notes”). Each such global note will be deposited with, or on behalf of, The Depository Trust Company or any successor thereto (“DTC” or the “depositary”), as depositary, and registered in the name of Cede & Co. (the depositary’s partnership nominee). See “Book-Entry; Delivery and Form.”

Certain Definitions

“Business Day” means any day that is not a Saturday, a Sunday or a day on which banking institutions or trust companies in The City of New York are authorized or obligated by law to close.

“Indebtedness for Money Borrowed” means:

(a)	any obligation of ours, or any obligation guaranteed by us, for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments;

(b)	similar obligations arising from off-balance sheet guarantees and direct credit substitutes;

(c)	obligations associated with derivative products, such as interest-rate and foreign-exchange-rate contracts, commodity contracts and similar arrangements; and

(d)	any deferred obligations for the payment of the purchase price of property or assets.

“Indebtedness Ranking on a Parity with the Subordinated Debt Securities” means our Indebtedness for Money Borrowed, whether outstanding on the date of execution of the Indenture or thereafter created, assumed or incurred, which specifically by its terms ranks equally with and not prior to our Subordinated Debt Securities in the right of payment upon the happening of any event of the kind specified in the case of any bankruptcy, insolvency, receivership, conservatorship, reorganization, readjustment of debt, marshaling of assets and liabilities or similar proceedings or any liquidation or dissolution or winding up involving us, whether voluntary or involuntary.

“Indebtedness Ranking Junior to the Subordinated Debt Securities” means any of our Indebtedness for Money Borrowed, whether outstanding on the date of execution of the Indenture or thereafter created, assumed or incurred, which specifically by its terms ranks junior to and not equally with or prior to our Subordinated Debt Securities (and any other Indebtedness Ranking on a Parity with our Subordinated Debt Securities) in right of payment upon the happening of any event of bankruptcy, insolvency, receivership, conservatorship, reorganization, readjustment of debt, marshaling of assets and liabilities or similar proceedings or any liquidation or dissolution or winding up involving us, whether voluntary or involuntary.

“Senior Indebtedness” means our “Indebtedness for Money Borrowed,” whether outstanding on the date of the Indenture or thereafter created, assumed or incurred, except “Indebtedness Ranking on a Parity with the Subordinated Debt Securities” or “Indebtedness Ranking Junior to the Subordinated Debt Securities.” Senior Indebtedness also includes any deferrals, renewals or extensions of the Senior Indebtedness.

“Subordinated Debt Securities” means any subordinated debt securities of the Company authenticated and delivered under the Indenture, including as amended subsequent to the date of this prospectus.

BOOK-ENTRY; DELIVERY AND FORM

Global notes

We will issue the notes in the form of one or more global notes in fully registered, book-entry form. The global notes will be deposited with or on behalf of DTC and registered in the name of Cede & Co., as nominee of DTC.

Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (“Direct Participants”) deposit with DTC and facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The DTC rules applicable to its Participants are on file with the SEC.

We have provided the description of the operations and procedures of DTC in this prospectus supplement solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by DTC from time to time. None of the Company, the underwriters or the Trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

We expect that under procedures established by DTC:

•	upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of Direct Participants designated by the underwriters with portions of the principal amounts of the global notes; and

•	ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of Direct Participants, and the records of Direct and Indirect Participants, with respect to interests of persons other than Direct Participants.

The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the applicable indenture and under the notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders thereof under the applicable indenture or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a Direct or Indirect Participant, on the procedures of the Participant through which that holder owns its interest, to exercise any rights of a holder of notes under the applicable indenture or a global note.

Neither we nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC or for maintaining, supervising or reviewing any records of DTC relating to the notes.

Payments on the notes represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the notes represented by a global note, will credit Direct Participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC. We also expect that payments by Participants to owners of beneficial interests in the global note held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers registered in the names of nominees for such owners. The Participants will be responsible for those payments.

The information in this section concerning DTC and its book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Certificated notes

We will issue certificated notes (in fully registered form) to each person that DTC identifies as the beneficial owner of the notes represented by a global note upon surrender by DTC of the global note if:

•	DTC notifies us that it is no longer willing or able to act as a depositary for such global note or ceases to be a clearing agency registered under the Exchange Act and we have not appointed a successor depositary within 90 days of that notice or becoming aware that DTC is no longer so registered;

•	an Event of Default has occurred and is continuing, and DTC requests the issuance of certificated notes; or

•	we determine not to have the notes represented by a global note.

Neither we nor the Trustee will be liable for any delay by DTC, its nominee or any direct or indirect DTC participant in identifying the beneficial owners of the notes. We and the Trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the certificated notes to be issued.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES

The following are the material U.S. federal income tax consequences of owning and disposing of notes purchased in this offering at the “issue price,” which we expect will be the price to the public indicated on the cover of this prospectus, and held as capital assets for U.S. federal income tax purposes.

This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax and Medicare contribution tax consequences, as well as differing tax consequences that may apply if you are, for instance:

•	a financial institution;

•	a regulated investment company;

•	a dealer or trader in securities that uses a mark-to-market method of accounting;

•	holding notes as part of a “straddle” or integrated transaction;

•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

•	a tax-exempt entity; or

•	a partnership for U.S. federal income tax purposes.

If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of your partners will generally depend on the status of the partners and your activities.

This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This summary does not address any aspect of state, local or non-U.S. taxation, or any taxes other than income taxes. You should consult your tax adviser with regard to the application of the U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Tax Consequences to U.S. Holders

This section applies to you if you are a U.S. Holder. You are a U.S. Holder if for U.S. federal income tax purposes you are a beneficial owner of a note and are:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Payments of Interest

Stated interest on a note will be taxable to you as ordinary interest income at the time it accrues or is received, in accordance with your method of accounting for federal income tax purposes. It is expected, and this discussion assumes, that the notes will be issued without original issue discount for U.S. federal income tax purposes. If, however, a note’s principal amount exceeds its issue price by an amount that does not satisfy a de minimis test, you will be required to include the excess in income as original issue discount, as it accrues, in accordance with a constant-yield method based on a compounding of interest, before the receipt of the relevant cash.

Sale or Other Taxable Disposition of the Notes

Upon the sale or other taxable disposition of a note, you will recognize taxable gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and your adjusted tax basis in the note. Your adjusted tax basis in a note will equal the cost of the note. For this purpose, the amount realized does not include any amount attributable to accrued interest, which will be treated as interest, as described under “Payments of Interest” above.

Gain or loss realized on the sale or other taxable disposition of a note will generally be capital gain or loss, and will be long-term capital gain or loss if at the time of the sale or other taxable disposition the note has been held for more than one year. Long-term capital gains recognized by non-corporate taxpayers are subject to reduced tax rates. The deductibility of capital losses is subject to limitations

Tax Consequences to Non-U.S. Holders

This section applies to you if you are a Non-U.S. Holder. You are a Non-U.S. Holder if for U.S. federal income tax purposes you are a beneficial owner of a note and are:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

You are not a Non-U.S. Holder if you are a nonresident alien individual present in the United States for 183 days or more in the taxable year of disposition, or if you are or become a former citizen or former resident of the United States, in either of which cases you should consult your tax adviser regarding the U.S. federal income tax consequences of owning or disposing of a note.

Payments on the Notes

Subject to the discussion below under “FATCA Legislation,” payments of principal and interest on the notes will not be subject to U.S. federal income or withholding tax, provided that, in the case of interest:

•	you do not own, actually or constructively, ten percent or more of the total combined voting power of all classes of stock of the Company entitled to vote;

•	you are not a controlled foreign corporation related, directly or indirectly, to the Company through stock ownership;

•	you certify on a properly executed IRS Form W-8BEN or W-8BEN-E , under penalties of perjury, that you are not a United States person; and

•	the interest is not effectively connected with your conduct of a trade or business in the United States as described below.

If you cannot satisfy one of the first three requirements described above and payments of interest on the notes are not exempt from withholding because it is effectively connected with your conduct of a trade or business in the United States, as described below, those payments will be subject to withholding tax at a rate of 30%, or the lower rate specified by an applicable treaty.

Sale or Other Taxable Disposition of the Notes

Subject to the discussion below under “FATCA Legislation,” you generally will not be subject to U.S. federal income or withholding tax on gain realized on a sale, redemption or other taxable disposition of notes, unless the gain is effectively connected with your conduct of a trade or business in the United States, as described below, although any amounts attributable to accrued interest will generally be treated as interest, as described above under “Payments on the Notes.”

Effectively Connected Income

If interest or gain on a note is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base maintained by you), you will generally be taxed on that income in the same manner as a U.S. Holder (see “Tax Consequences to U.S. Holders” above). In this case, you will be exempt from the withholding tax on interest discussed above, although you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of notes, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Backup Withholding and Information Reporting

If you are a U.S. Holder, information returns are required to be filed with the IRS in connection with payments on the notes and proceeds received from a sale or other disposition of the notes unless you are an exempt recipient. You may also be subject to backup withholding on these payments unless you provide your taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules or you provide proof of an applicable exemption.

If you are Non-U.S. Holder, information returns are required to be filed with the IRS in connection with payments of interest on the notes. Unless you comply with certification procedures to establish that you are not a United States person, information returns may also be filed with the IRS in connection with the proceeds from a sale or other disposition of a note. You may be subject to backup withholding on payments on the notes or on the proceeds from a sale or other disposition of the notes unless you comply with certification procedures to establish that you are not a United States person or otherwise establish an exemption. The certification required to claim the exemption from withholding tax on interest described above will avoid backup withholding as well.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

FATCA Legislation

Provisions commonly referred to as “FATCA” impose withholding of 30% on payments of interest on the notes and (for dispositions after December 31, 2016) of proceeds of sales or redemptions of the notes to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Prospective investors should consult their tax advisers regarding the effects of FATCA on their investment in the notes.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a firm commitment underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the principal amount of notes set forth opposite its name below.

Underwriter	Principal Amount of Notes
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Mizuho Securities USA Inc.
RBS Securities Inc.

Total		$250,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the notes sold under the underwriting agreement if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities in connection with this offering, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the notes to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of     % of the principal amount of the notes. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The expenses of the offering, not including the underwriting discount, are estimated at $194,050 and are payable by us.

New Issue of Notes

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for inclusion of the notes on any automated dealer quotation system. Some or all of the underwriters have advised us that they presently intend to make a market in the notes after the completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without notice. There is currently no secondary market for the notes and we cannot assure you that one will develop. If the secondary market for the notes is limited, there may be few or no buyers if you choose to sell your notes prior to maturity and this may reduce the price you receive or your ability to sell the notes at all. See “Risk Factors—Risks Related to the Notes—There may not be any trading market for the notes.”

No Sales of Similar Securities

We have agreed that we will not, for the period from the date of this prospectus supplement through and including the closing date, without first obtaining the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, directly or indirectly, issue, sell, offer to contract or grant any option to sell, pledge, transfer or otherwise dispose of, any debt securities or securities exchangeable for or convertible into debt securities, except for the notes sold to the underwriters pursuant to the underwriting agreement.

Short Positions

In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales and purchases on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater principal amount of notes than they are required to purchase in the offering. The underwriters must close out any short position by purchasing notes in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Conflict of Interest

Because RBS Securities Inc., an underwriter for this offering, is our affiliate and an affiliate of The Royal Bank of Scotland Group plc (which will receive at least 5% of the proceeds of this offering), a conflict of interest under FINRA Rule 5121 is deemed to exist. Pursuant to FINRA Rule 5121, RBS Securities Inc. will not confirm sales to any account over which it exercises discretionary authority without the specific prior written approval of the account holder.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer to the public of any shares of our common stock which are the subject of the offering contemplated by this prospectus (the “Securities”) may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any Securities may be made at any time with effect from and including the Relevant Implementation Date under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Securities to be offered so as to enable an investor to decide to purchase any Securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in each Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restriction set out in this prospectus.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at (i) investment professionals falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (ii) high net worth companies (and other persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

The shares of our common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares of our common stock will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the notes offered hereby will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York, and by Cleary Gottlieb Steen & Hamilton LLP, for the underwriters.

EXPERTS

The financial statements as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014, incorporated in this Prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2014 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the notes offered hereby. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

INFORMATION INCORPORATED BY REFERENCE

The rules of the SEC allow us to incorporate information into this prospectus by reference. The information incorporated by reference is considered to be a part of this prospectus. This prospectus incorporates by reference the documents listed below:

•	our Annual Report on Form 10-K for the year ended December 31, 2014 filed on March 3, 2015;

•	our Quarterly Report on Form 10-Q for the three months ended March 31, 2015 filed on May 8, 2015;

•	our Definitive Proxy Statement on Schedule 14A, filed on March 10, 2015 (solely to the extent incorporated by reference into Part III of our Annual Report on Form 10-K for the year ended December 31, 2014); and

•	our Current Reports on Form 8-K, filed on February 18, 2015, March 9, 2015, March 11, 2015, March 13, 2015, March 25, 2015, April 6, 2015, May 6, 2015 and July 28, 2015.

Any statement made in this prospectus or in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified, to constitute a part of this prospectus.

You can obtain any of the filings incorporated by reference into this prospectus through us or from the SEC through the SEC’s website at http://www.sec.gov. We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the reports and documents referred to above which have been or may be incorporated by reference into this prospectus. You should direct requests for those documents to:

Citizens Financial Group, Inc.

One Citizens Plaza

Providence, Rhode Island 02903

Attn: Investor Relations

Tel.: (401) 456-7000

Our reports and documents incorporated by reference into this prospectus may also be found in the “Investors Relations” section of our website at http://www.citizensbank.com. Our website and the information contained in it or connected to it shall not be deemed to be incorporated into this prospectus or any registration statement of which it forms a part.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

Amount to be paid
Registration fee	$29,050
Trustee’s fees	20,000
Printing and engraving expenses	25,000
Legal fees and expenses	75,000
Accounting fees and expenses	35,000
Blue Sky fees and expenses	—
Miscellaneous	10,000

Total	$194,050

Each of the amounts set forth above, other than the registration fee, is an estimate.

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s Certificate of Incorporation and Bylaws provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law. The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s Certificate of Incorporation provides for such limitation of liability.

The Registrant maintains policies of insurance under which coverage is provided (a) to its directors and officers, in their respective capacities as such, against loss arising from a claim made for any actual or alleged wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of Underwriting Agreement filed as Exhibit 1 to this Registration Statement provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities. In addition, the Registrant has entered into indemnification agreements with its directors and officers that require the Registrant, among other things, to indemnify such persons against certain liabilities which may arise by reason of their status or service as a director or officer and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore unenforceable.

Item 15.	Recent Sales of Unregistered Securities

Since three years before the date of the filing of this Registration Statement, the Registrant has sold the following securities without registration under the Securities Act of 1933, as amended:

•	On September 28, 2012, the Registrant issued and sold $350 million aggregate principal amount of 4.150% Fixed Rate Subordinated Notes due 2022 pursuant to Rule 144A under the Securities Act. Net proceeds to the Registrant from the sale of the notes, after deduction of the discount, was $346,391,500. Net proceeds were used for general corporate purposes. Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBS Securities Inc. acted as representatives of the initial purchasers.

•	On June 28, 2013, the Registrant issued and sold $333 million aggregate principal amount of 5.158% Fixed-to-Floating Rate Callable Subordinated Notes due 2023 pursuant to Rule 144A under the Securities Act. The principal amount of this subordinated debt was equal to a special dividend paid to RBS on the same day. Together, these actions reduced the Registrant’s common equity without reducing total regulatory capital.

•	On September 30, 2013, the Registrant issued and sold $333 million aggregate principal amount of 4.771% Fixed Rate Subordinated Notes due 2023 pursuant to Rule 144A under the Securities Act. The principal amount of this subordinated debt was equal to a special dividend paid to RBS on the same day. Together, these actions reduced the Registrant’s common equity without reducing total regulatory capital.

•	On December 2, 2013, the Registrant issued and sold $334 million aggregate principal amount of 4.691% Fixed Rate Subordinated Notes due 2024 pursuant to Rule 144A under the Securities Act. The principal amount of this subordinated debt was equal to a special dividend paid to RBS on the same day. Together, these actions reduced the Registrant’s common equity without reducing total regulatory capital.

•	On June 26, 2014, the Registrant issued and sold $333 million aggregate principal amount of 4.153% Fixed Rate Subordinated Notes due 2024 pursuant to Rule 144A under the Securities Act. The principal amount of this subordinated debt was equal to a special dividend paid to RBS on the same day. Together, these actions reduced the Registrant’s common equity without reducing total regulatory capital.

•	On August 1, 2014, the Registrant issued and sold $333 million aggregate principal amount of 4.023% Fixed Rate Subordinated Notes due 2024 pursuant to Rule 144A under the Securities Act. The principal amount of this subordinated debt was equal to a special dividend paid to RBS on the same day. Together, these actions reduced the Registrant’s common equity without reducing total regulatory capital.

•	On October 8, 2014, the Registrant issued and sold $334 million aggregate principal amount of 4.082% Fixed Rate Subordinated Notes due 2025 pursuant to Rule 144A and Regulation S under the Securities Act. The principal amount of this subordinated debt was equal to the aggregate value of shares of common stock that the Registrant repurchased from RBS on the same day. Together, these actions reduced the Registrant’s common equity without reducing total regulatory capital.

•	On April 6, 2015, the Registrant issued and sold $250 million, or 250,000 shares, of 5.500% fixed-to-floating rate non-cumulative perpetual Series A Preferred Stock, par value $25.00 per share with a liquidation preference of $1,000 per share, pursuant to Rule 144A and Regulation S under the Securities Act. The proceeds from this issuance were used in part to repurchase shares of common stock from RBS on the following day. Together, these actions reduced the Registrant’s common equity without reducing total regulatory capital.

Item 16.	Exhibits and Financial Statement Schedules

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description
1.1	Form of Underwriting Agreement*

3.1	Amended and Restated Certificate of Incorporation of the Registrant as in effect on the date hereof (incorporated herein by reference to Exhibit 3.1 of the Quarterly Report on Form 10-Q, filed May 8, 2015)

3.2	Bylaws of the Registrant (as amended and restated on February 13, 2015) (incorporated herein by reference to Exhibit 3.1 of the Current Report on Form 8-K, filed February 18, 2015)

4.1	Agreement to furnish to the Securities and Exchange Commission upon request a copy of instruments defining the rights of holders of certain long-term debt of the Registrant and consolidated subsidiaries**

4.2	Subordinated Indenture between the Registrant and the Bank of New York Mellon dated as of September 28, 2012*

4.3	Form of Eighth Supplemental Indenture between the Registrant and the Bank of New York Mellon*

4.4	Form of Subordinated Note (included in Exhibit 4.3)*

5.1	Opinion of Davis Polk & Wardwell LLP*

10.1	Separation and Shareholder Agreement between the Registrant and The Royal Bank of Scotland Group plc (incorporated herein by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q/A, filed November 14, 2014)

10.2	Transitional Services Agreement between the Registrant and The Royal Bank of Scotland Group plc (incorporated herein by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q/A, filed November 14, 2014)

10.3	Trademark License Agreement between the Registrant and The Royal Bank of Scotland Group plc (incorporated herein by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q/A, filed November 14, 2014)

10.4	Registration Rights Agreement between the Registrant and The Royal Bank of Scotland Group plc (incorporated herein by reference to Exhibit 10.4 of the Quarterly Report on Form 10-Q/A, filed November 14, 2014)

Exhibit Number	Description
10.5	Amended and Restated Master Service Agreement between Citizens Bank, N.A. and RBS Business Services Private LTD (incorporated herein by reference to Exhibit 10.5 of the Quarterly Report on Form 10-Q/A, filed November 14, 2014)

10.6	Transitional Services Agreement between Citizens Bank, N.A. and RBS Global Trade Service Centre Private Limited (incorporated herein by reference to Exhibit 10.6 of the Quarterly Report on Form 10-Q/A, filed November 14, 2014)

10.7	Citizens Financial Group, Inc. Converted Equity 2010 Deferral Plan (incorporated herein by reference to Exhibit 10.7 of the Quarterly Report on Form 10-Q/A, filed November 14, 2014)†

10.8	Citizens Financial Group, Inc. Converted Equity 2010 Long Term Incentive Plan (incorporated herein by reference to Exhibit 10.8 of the Quarterly Report on Form 10-Q/A, filed November 14, 2014)†

10.9	Citizens Financial Group, Inc. 2014 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.11 of the Quarterly Report on Form 10-Q/A, filed November 14, 2014)†

10.10	Citizens Financial Group, Inc. 2014 Omnibus Incentive Plan Form of Restricted Stock Unit Agreement†**

10.11	Citizens Financial Group, Inc. 2014 Omnibus Incentive Plan Form of Performance Share Unit Award Agreement†**

10.12	Citizens Financial Group, Inc. 2014 Omnibus Incentive Plan Form of Role-Based Allowance-Share Award Agreement†**

10.13	Citizens Financial Group, Inc. 2014 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 99.3 of the Registration Statement on Form S-8, filed September 26, 2014)†

10.14	Citizens Financial Group, Inc. Non-Employee Directors Compensation Policy (originally adopted as of September 29, 2014 and amended on June 25, 2015) (incorporated herein by reference to Exhibit 10.14 of the Registration Statement on Form S-1, filed July 21, 2015)†

10.15	Citizens Financial Group, Inc. 2014 Non-Employee Directors Compensation Plan (incorporated herein by reference to Exhibit 99.2 of the Registration Statement on Form S-8, filed September 26, 2014)†

10.16	Citizens Financial Group, Inc. 2014 Non-Employee Directors Compensation Plan Award Agreement (incorporated herein by reference to Exhibit 10.10 of the Quarterly Report on Form 10-Q/A, filed November 14, 2014)†

10.17	Amended and Restated Deferred Compensation Plan for Directors of Citizens Financial Group, Inc., effective January 1, 2009 (incorporated herein by reference to Exhibit 10.19 of Amendment No. 2 to the Registration Statement on Form S-1, filed August 15, 2014)†

10.18	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.5 of Amendment No. 3 to the Registration Statement on Form S-1, filed September 8, 2014)†

10.19	The Royal Bank of Scotland Group, plc 2007 Executive Share Option Plan (incorporated herein by reference to Exhibit 10.16 of Amendment No. 2 to the Registration Statement on Form S-1, filed August 15, 2014)†

Exhibit Number	Description
10.20	Form of The Royal Bank of Scotland Group, plc 2007 Executive Share Option Plan Award Certificate (incorporated herein by reference to Exhibit 10.17 of Amendment No. 2 of the Registration Statement on Form S-1, filed August 15, 2014)†

10.21	Amended and Restated CFG Voluntary Executive Deferred Compensation Plan, effective January 1, 2009 and amended and restated on September 1, 2014†**

10.22	Amended and Restated Citizens Financial Group, Inc. Deferred Compensation Plan, effective January 1, 2009 (incorporated herein by reference to Exhibit 10.20 of Amendment No. 2 to the Registration Statement on Form S-1, filed August 15, 2014)†

10.23	Citizens Financial Group, Inc. Form of Deferred Cash Award Agreement†**

10.24	Citizens Financial Group, Inc. Executive Severance Practice (incorporated herein by reference to Exhibit 10.21 of Amendment No. 2 to the Registration Statement on Form S-1, filed August 15, 2014)†

10.25	Form of The Royal Bank of Scotland Group, plc 2010 Deferral Plan Award Certificate (incorporated herein by reference to Exhibit 10.23 of Amendment No. 2 to the Registration Statement on Form S-1, filed August 15, 2014)†

10.26	Form of The Royal Bank of Scotland Group, plc 2010 Long Term Incentive Plan Award Certificate (incorporated herein by reference to Exhibit 10.25 of Amendment No. 2 to the Registration Statement on Form S-1, filed August 15, 2014)†

10.27	Form of The Royal Bank of Scotland Group, plc 2010 Long Term Incentive Plan Award Certificate for Bruce Van Saun (incorporated herein by reference to Exhibit 10.26 of Amendment No. 2 to the Registration Statement on Form S-1, filed August 15, 2014)†

10.28	Citizens Financial Group, Inc. Performance Formula and Incentive Plan†**

10.29	Form of The Royal Bank of Scotland Group, plc CFG Special (IPO) Award Certificate (incorporated herein by reference to Exhibit 10.35 of Amendment No. 2 to Registration Statement on Form S-1, filed August 15, 2014)†

10.30	Form of Role Based Allowance Letter (incorporated herein by reference to Exhibit 10.36 of Amendment No. 2 to the Registration Statement on Form S-1, filed August 15, 2014)†

10.31	Employment Agreement, dated October 1, 2013, between the Registrant and Bruce Van Saun (incorporated herein by reference to Exhibit 10.6 of Amendment No. 2 to the Registration Statement on Form S-1, filed August 15, 2014)†

10.32	Offer Letter, dated November 6, 2013, between The Royal Bank of Scotland Group, plc and Bruce Van Saun (incorporated herein by reference to Exhibit 10.7 of Amendment No. 2 to Registration Statement on Form S-1, filed August 15, 2014)†

10.33	Employment Agreement, dated March 21, 2007, between RBS North America Services, Inc. and Ellen Alemany (incorporated herein by reference to Exhibit 10.8 of Amendment No. 2 to Registration Statement on Form S-1, filed August 15, 2014)†

10.34	Side Letter, dated March 21, 2007, between RBS North America Services, Inc. and Ellen Alemany (incorporated herein by reference to Exhibit 10.9 of Amendment No. 2 to Registration Statement on Form S-1, filed August 15, 2014)†

10.35	Separation and Release Agreement, dated May 13, 2013, between the Registrant, The Royal Bank of Scotland Group, plc and Ellen Alemany (incorporated herein by reference to Exhibit 10.10 of Amendment No. 2 to Registration Statement on Form S-1, filed August 15, 2014)†

Exhibit Number	Description
10.36	Offer Letter, dated August 28, 2007, between RBS North America Services, Inc. and Robert D. Matthews, Jr. (incorporated herein by reference to Exhibit 10.11 of Amendment No. 2 to Registration Statement on Form S-1, filed August 15, 2014)†

10.37	Side Letter, dated May 17, 2010, between the Registrant and Robert D. Matthews, Jr. (incorporated herein by reference to Exhibit 10.12 of Amendment No. 2 to Registration Statement on Form S-1, filed August 15, 2014)†

10.38	Offer Letter, dated September 18, 2007, as amended on August 14, 2014, between RBS North America Services, Inc. and John Fawcett†**

10.39	Offer Letter, dated May 23, 2008, as amended on August 6, 2014 between the Registrant and Brad Conner†**

10.40	Offer Letter, dated September 13, 2010, as amended on January 20, 2015, between the Registrant and Nancy Shanik†**

10.41	Executive Employment Agreement dated July 1, 2014 between the Registrant and Stephen Gannon†**

10.42	Supplemental Retirement Agreement, dated October 31, 1995, as amended, between Charter One Financial, Inc. and Charles J. Koch (incorporated herein by reference to Exhibit 10.37 of Amendment No. 3 to Registration Statement on Form S-1, filed September 8, 2014)†

10.43	Executive Employment Agreement dated March 6, 2015 between the Registrant and Eric Aboaf (incorporated herein by reference to Exhibit 10.43 of Registration Statement on Form S-1, filed March 12, 2015)†

10.44	Retirement Agreement dated March 9, 2015 between the Registrant and John Fawcett (incorporated herein by reference to Exhibit 10.44 of Amendment No. 1 to Registration Statement on Form S-1, filed March 23, 2015)†

10.45	Executive Employment Agreement dated March 23, 2015 between the Registrant and Donald H. McCree III (incorporated herein by reference to Exhibit 10.45 of Amendment No. 2 to Registration Statement on Form S-1, filed March 25, 2015)†

11.1	Statement re computation of earnings per share (previously filed as Note 25 to the audited consolidated financial statements)**

12.1	Statement re computation of earnings to fixed charges (incorporated herein by reference to Exhibit 12.1 of the Registration Statement on Form S-1, filed July 21, 2015)

21.1	Subsidiaries of the Registrant**

23.1	Consent of Deloitte & Touche LLP*

23.2	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)*

24.1	Power of Attorney (previously included on the signature page to the Registration Statement on Form S-1 filed July 21, 2015)

25.1	Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, of the Bank of New York Mellon, as Trustee, under the Subordinated Indenture*

*	Filed herewith.
**	Previously filed with our 2014 Form 10-K incorporated by reference herein.
†	Indicates management contract or compensatory plan or arrangement.

(b) No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.	Undertakings

The undersigned hereby undertakes the following:

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, on the 28th day of July, 2015.

CITIZENS FINANCIAL GROUP, INC.

By:	/s/ Bruce Van Saun
Name: Bruce Van Saun
Title: Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Bruce Van Saun Bruce Van Saun	Chairman and Chief Executive Officer (principal executive officer)	July 28, 2015

* Mark Casady	Director	July 28, 2015

* Anthony Di Iorio	Director	July 28, 2015

* Robert Gillespie	Director	July 28, 2015

* William P. Hankowsky	Director	July 28, 2015

* Howard W. Hanna III	Director	July 28, 2015

* Leo I. Higdon	Director	July 28, 2015

* Charles J. Koch	Director	July 28, 2015

* Arthur F. Ryan	Director	July 28, 2015

* Shivan S. Subramaniam	Director	July 28, 2015

Signature	Title	Date

* Wendy A. Watson	Director	July 28, 2015

* Marita Zuraitis	Director	July 28, 2015

/s/ Eric Aboaf Eric Aboaf	Executive Vice President and Chief Financial Officer (principal financial officer)	July 28, 2015

/s/ Ronald S. Ohsberg Ronald S. Ohsberg	Executive Vice President and Controller (principal accounting officer)	July 28, 2015

*By:	/s/ Bruce Van Saun
Name: Bruce Van Saun
Title: Attorney-in-Fact